Exhibit (a)(1)(A)
Offer To Purchase
All Outstanding Shares of Common Stock
of
CINCOR PHARMA, INC.
at
$26.00 per share in cash, plus one contingent value right per share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved by
CINNAMON ACQUISITION, INC.
a wholly owned subsidiary of
ASTRAZENECA FINANCE AND HOLDINGS INC.
a wholly owned subsidiary of
ASTRAZENECA PLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FEBRUARY 23, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
Cinnamon Acquisition, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of CinCor Pharma, Inc., a Delaware corporation (“CinCor”), in exchange for (i) $26.00 per Share in cash (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”), on or prior to December 31, 2033 (the Closing Amount plus one CVR, collectively, or any higher amount per Share that may be paid pursuant to the Offer (as defined below), this “Offer Price”), in each case, without interest, subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 8, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among CinCor, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CinCor, upon the terms and subject to the conditions set forth in the Merger Agreement, with CinCor continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and CinCor without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.
At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by CinCor, including in its treasury, Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or CinCor, any Shares irrevocably accepted for purchase in the Offer, or stockholders who are entitled to, and properly exercised and perfected, demands of appraisal of such Shares under Section 262 of the DGCL) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and less any applicable tax withholding. As a result of the Merger, CinCor will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent.
All options to purchase Shares (“Options”) outstanding as of immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each vested Option that has a per share exercise price that is less than the Closing Amount (each, an “In-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and less any applicable tax withholding, (i) cash in an amount equal to the product of (A) the total number of Shares subject to such fully vested In-the-Money Option, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such In-the-Money Option and (ii) one CVR with respect to each Share subject to such In-the-Money Option. At the Effective Time, each vested Option that has an exercise price per Share that is equal to or greater than the Closing Amount (each, an “Underwater Option”) that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive one CVR with respect to each Share subject to such Underwater Option, and therefore may become entitled to receive, without interest and less any applicable tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Closing Amount plus the Milestone Payment exceeds (B) the exercise price payable per Share under such Underwater Option.
At the Effective Time, all CinCor restricted stock unit awards (“RSUs”) that are outstanding immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU will be canceled and converted into the right to receive, without interest and less any applicable tax withholding (i) cash in an amount equal to (A) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (B) the Closing Amount, and (ii) one CVR with respect to each Share issuable in settlement of such RSU. Each Share issued upon early exercise of an Option that is subject to vesting, repurchase or other lapse restrictions (each, a “Restricted Share”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and the Restricted Shares will be treated as Shares and receive the Merger Consideration less any applicable tax withholding.
At the Effective Time, each warrant to purchase Shares (“Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time (other than any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time) will cease to represent a right to acquire Shares, and will entitle each holder of Warrants to receive (i) cash in an amount equal to the product of (A) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such Warrant, and (ii) one CVR with respect to each Share subject to such Warrant, less any applicable tax withholding.
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.
The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”), including (i) there having been validly tendered and not validly withdrawn that number of Shares that, when added to all other Shares beneficially owned by Parent or its subsidiaries (but excluding Shares tendered that have not yet been received, as defined in Section 251(h)(6) of the DGCL), would represent at least one more than 50% of the total number of Shares outstanding at the expiration of the Offer (the “Minimum Condition”), (ii) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof, including under any agreement entered into in accordance with the Merger Agreement between a party and a governmental authority, if consented to by the other party in accordance with the Merger Agreement, agreeing not to consummate the Merger prior to a certain date) applicable to the Offer, and (iii) there not having (A) been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer and the Merger, (B) been any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer and the Merger by any governmental authority which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or (C) any pending legal proceeding by any governmental body seeking certain remedies or restrictions on the ability of Parent to own or operate CinCor, its businesses or assets (each of (ii) and (iii), as (iii) relates to the HSR Act, the “Regulatory Condition”). The Offer is not subject to any financing condition.
The board of directors of CinCor (the “CinCor Board”) has unanimously: (i) determined that the Merger Agreement and the Transactions (as defined in this Offer to Purchase) are advisable and fair to, and in the best interest of, CinCor and its stockholders; (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT
If you wish to tender all or a portion of your Shares to Purchaser pursuant to the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser before the expiration of the Offer.
Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.
Neither the Offer nor the Merger has been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5835
Banks and Brokers may call collect: (212) 750-5833

i

SUMMARY TERM SHEET
The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), the Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning CinCor contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent, Purchaser and AstraZeneca PLC (“AstraZeneca”) by CinCor or has been taken from, or is based upon, publicly available documents or records of CinCor on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined below). None of Parent, Purchaser or AstraZeneca have independently verified the accuracy and completeness of such information.
Securities Sought	Subject to certain conditions, as described in Section 15 — “Conditions of the Offer”, including the satisfaction of the Minimum Condition, all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of CinCor.
Price Offered Per Share	$26.00 per Share in cash (the “Closing Amount”), plus one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”), on or prior to December 31, 2033 (the Closing Amount plus one CVR, collectively, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), in each case, without interest, subject to any applicable withholding taxes.
Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern Time, on February 23, 2023, unless the Offer is otherwise extended or earlier terminated (“Expiration Time”).
Purchaser	Cinnamon Acquisition, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”).
Who is offering to buy my securities?
Purchaser, who is a direct wholly owned subsidiary of Parent, is offering to purchase for the Offer Price all Shares of CinCor.
Purchaser is a Delaware corporation that was formed for the sole purpose of facilitating the acquisition of CinCor by Parent. Parent is a direct wholly owned subsidiary of AstraZeneca, a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialization of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Parent has agreed pursuant to the Merger Agreement (as defined below) to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for Shares validly tendered and not properly withdrawn in the Offer.
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Cinnamon Acquisition, Inc. alone, the term “Parent” to refer to AstraZeneca Finance and Holdings Inc. alone, the term “AstraZeneca” to refer to AstraZeneca PLC alone and the term “CinCor” to refer to CinCor Pharma, Inc.
See Section 8 — “Certain Information Concerning AstraZeneca, Parent and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?
Purchaser is offering to purchase all of the outstanding Shares of CinCor on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.
See Section 1 — “Terms of the Offer.”
Why are you making the Offer?
We are making the Offer because we want to acquire control of, and ultimately own the entire equity interest in, CinCor. If the Offer is consummated pursuant to the Merger Agreement, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, CinCor will become a direct wholly owned subsidiary of Parent. In addition, we intend after completion of the Merger to cause the Shares to be delisted from the Nasdaq Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
See Section 12 — “Purpose of the Offer; Plans for CinCor.”
Who can participate in the Offer?
The Offer is open to all holders and beneficial owners of Shares.
How much are you offering to pay?
Purchaser is offering to pay $26.00 per Share in cash, plus one CVR per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the CVR Agreement, on or prior to December 31, 2033, in each case, without interest, subject to any applicable withholding taxes. We refer to the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, as the “Offer Price.”
See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”
Will I have to pay any fees or commissions?
If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.
See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”
Is there an agreement governing the Offer?
Yes. CinCor, Parent and Purchaser have entered into an Agreement and Plan of Merger dated as of January 8, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into CinCor, with CinCor surviving such merger as a direct wholly owned subsidiary of Parent if the Offer is completed (such merger, the “Merger”).
See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”
What is the CVR and how does it work?
Each CVR represents a contractual contingent right to receive a cash payment of $10.00 (the “Milestone Payment”), without interest and less any required withholding taxes, if, and only if, no later than December 31, 2033, either of the following is achieved: (a) the submission to the United States Food and Drug

Administration of a new drug application or other regulatory approval application by Parent, any of its permitted assignees or certain affiliates, licensees or sublicensees of any of the foregoing (a “Payment Obligor”) that, if approved, would grant any Payment Obligor the right to market, distribute and sell any pharmaceutical product that contains baxdrostat (CIN-107) as an active ingredient, whether alone or in combination with any other active ingredient(s) (a “Product”) in the United States or (b) the submission by any Payment Obligor to the European Medicines Agency of a marketing authorization application that, if approved, would grant Parent or any other Payment Obligor the right to market, distribute and sell a Product in the European Union (the “Milestone”). The Milestone will be deemed to be achieved if, on or prior to December 31, 2033, Parent, any of its affiliates or any other Payment Obligor has submitted a marketing authorization application in at least three of Germany, France, Italy and Spain that, if approved, would grant Parent, such affiliate or any other Payment Obligor the right to market, distribute and sell a Product in each such country.
The right to payment described above is solely a contractual right governed by the terms and conditions of a Contingent Value Rights Agreement to be entered into among Parent and a rights agent mutually agreeable to Parent and CinCor (the “CVR Agreement”). The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interest in Parent, Purchaser or CinCor and will not be transferrable except in the limited circumstances described below. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors with respect to the Milestone Payment amounts that may be payable. For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”
Is it possible that no payment will become payable to the holders of CVRs?
Yes. It is possible that the Milestone described above will not be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and no payment with respect to your CVRs. It is not possible to know whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Parent to undertake “Commercially Reasonable Efforts” (as defined in the CVR Agreement) through December 31, 2027 to achieve the Milestone, but there can be no assurance that the Milestone will be achieved or that the payment described above will be made.
For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements —  CVR Agreement.”
May I transfer my CVRs?
The CVRs will not be transferable by you except:
•
upon your death, by will or intestacy;

•
by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries upon death;

•
pursuant to a court order (including in connection with a bankruptcy or liquidation);

•
by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•
in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by The Depository Trust Company.

In addition, you may abandon the CVRs by transfer to Parent or any of its affiliates without consideration, via delivery of a written abandonment notice to Parent.

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash and CVRs pursuant to the Merger?
The receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is some uncertainty. Parent intends to treat a stockholder’s receipt of the CVRs pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger.
We recommend that you consult your own tax advisors to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged for cash and CVRs pursuant to the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).
See Section 5 — “Material U.S. Federal Income Tax Consequences.”
Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?
Yes.   We estimate that we will need approximately $1.3 billion to purchase all of the Shares pursuant to the Offer, to complete the Merger and to make the payments in respect of outstanding Options, RSUs, Restricted Shares and Warrants required to be made in connection with the closing of the Merger pursuant to the Merger Agreement. In addition, we estimate that we will need approximately $500 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved. Parent has, or will have, available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Offer. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.
See Section 9 — “Source and Amount of Funds.”
Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?
No.   We do not believe Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•
the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•
Purchaser will have through Parent sufficient funds available to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger, as well as the funds available to pay the maximum aggregate amount that you may be entitled to receive with respect to the CVRs;

•
the CVRs represent contractual contingent obligations of Parent, and not Purchaser, as Parent will enter into the CVR Agreement with a rights agent mutually agreeable to Parent and CinCor, which will be executed by the time Purchaser has irrevocably accepted for payment all Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”); and

•
the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”
Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?
Yes.   The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that there will have been validly tendered and not validly withdrawn that number of Shares that, when added to all other Shares beneficially owned by Parent or its subsidiaries (but excluding Shares tendered that have not yet been received, as defined in Section 251(h)(6) of the DGCL), would represent at least one more than 50% of the total number of Shares outstanding at the Expiration Time. The Offer is subject to the conditions discussed in more detail in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”).
See Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer.”
How long do I have to decide whether to tender my Shares in the Offer?
You will have until the Expiration Time to tender your Shares in the Offer. The term “Expiration Time” means one minute after 11:59 p.m., Eastern Time, on February 23, 2023, unless the expiration of the Offer is extended to a subsequent time in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” means such subsequent time.
See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Can the Offer be extended and under what circumstances?
Yes.   The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:
•
if, at the scheduled Expiration Time, any Offer Condition (as defined below in Section 15 — “Conditions of the Offer”) is not satisfied and has not been waived, and if permitted under applicable law, Purchaser may (without the consent of CinCor or any other person), extend the Offer for additional periods of up to ten business days per extension (or such longer period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that without CinCor’s prior written consent, Purchaser will not be permitted to extend the Offer on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time);

•
Purchaser must extend the Offer for (i) any period required by any applicable law or any interpretation or position of the SEC or its staff or Nasdaq or its staff applicable to the Offer; and (ii) periods of up to ten business days per extension (or such fewer business days as agreed by Parent and CinCor) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and

•
if, at the scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, at CinCor’s request, Purchaser must extend the Offer for additional periods of up to ten business days per extension (or such other period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that Purchaser will not be required to extend the Offer on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time).

The Merger Agreement provides that Purchaser will not be required to, and may not without CinCor’s prior written consent, extend the Offer beyond the earlier of the termination of the Merger Agreement and the Termination Date. The “Termination Date” means July 10, 2023, unless otherwise extended to October 9, 2023 pursuant to the terms of the Merger Agreement. See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.”
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”
What are the most significant conditions to the Offer?
The Offer is subject to the conditions described in Section 15 — “Conditions of the Offer,” including, but not limited to the Minimum Condition and the Regulatory Condition. The Offer is not subject to any financing condition.
See Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer.”
How do I tender my Shares?
If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Time. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.
We are not providing for guaranteed delivery procedures. Therefore, CinCor stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for CinCor stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. CinCor stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.
If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
If I accept the Offer, how will I get paid?
If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.
See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until the Expiration Time. In addition, if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after March 24, 2023, the 60th day after commencement of the Offer, until we accept your Shares for payment.
See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.
See Section 4 — “Withdrawal Rights.”
Has the Offer been approved by the board of directors of CinCor?
Yes. The board of directors of CinCor (the “CinCor Board”) has unanimously: (i) determined that the Merger Agreement, including the execution and delivery thereof, and the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger (the “Transactions”) are advisable and fair to, and in the best interest of, CinCor and its stockholders; (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
More complete descriptions of the reasons for the CinCor Board’s recommendation and approval of the Offer are set forth in CinCor’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation.”
If Shares tendered pursuant to the Offer are purchased by Purchaser, will CinCor continue as a public company?
No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, CinCor will be a direct wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.
See Section 13 — “Certain Effects of the Offer.”
Will a meeting of CinCor stockholders be required to approve the Merger?
No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:
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the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

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an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;

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immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

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the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

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each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.
If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of CinCor stockholders and without a vote or any further action by the stockholders.
If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?
If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held by CinCor, including in its treasury, Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or CinCor, or stockholders who are entitled to, and properly exercised and perfected, demands for appraisal of such Shares under Section 262 of the DGCL) will be converted by virtue of the Merger into the right to receive the Offer Price without interest, less any applicable tax withholding.
If the Merger is completed, CinCor stockholders who do not tender their Shares pursuant to the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 — “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of CinCor stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and CinCor will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.
See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”
What will happen to my stock options and other equity awards in the Offer?
The Offer is being made only for Shares, and not for outstanding Options, RSUs, Restricted Shares, Warrants or other equity awards. Holders of outstanding vested Options may participate in the Offer only if they first exercise such stock options, to the extent the same are or become exercisable, in accordance with the terms of the applicable CinCor equity plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding CinCor stock option will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” No holder of any Option will be permitted to exercise such Option at any time between a date that is at least three days prior to the Effective Time and the Effective Time. Holders of Options that are outstanding immediately prior to the Effective Time will receive payment, if any, for such Options following the Effective Time as described below without participating in the Offer.
All Options outstanding as of immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each vested In-the-Money Option that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and less any applicable tax withholding, (i) cash in an amount equal to the product of (A) the total number of Shares subject to such fully vested In-the-Money Option, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such In-the-Money Option and (ii) one CVR with respect to each Share subject to such In-the-Money Option. At the Effective Time, each vested Underwater Option that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive one CVR with respect to each Share subject to such Underwater Option, and therefore may become entitled to receive, without interest and less any applicable tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Closing Amount plus the Milestone Payment exceeds (B) the exercise price payable per Share under such Underwater Option.
At the Effective Time, all RSUs that are outstanding immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU will be canceled and converted into the right to receive, without interest and less any applicable tax withholding (i) cash in an amount equal to (A) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (B) the Closing Amount, and (ii) one CVR with respect to each Share issuable in settlement of such RSU.
Each Restricted Share that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and the Restricted Shares will be treated as Shares and receive the Merger Consideration less any applicable tax withholding.
At the Effective Time, each Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (other than any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time) will cease to represent a right to acquire Shares, and will entitle each holder of Warrants to receive (i) cash in an amount equal to the product of (A) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such Warrant, and (ii) one CVR with respect to each Share subject to such Warrant, less any applicable tax withholding.
See Section 11 — “The Merger Agreement; Other Agreements.”
What is the market value of my Shares as of a recent date?
On January 6, 2023, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $11.78 per Share. On January 20, 2023, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $29.09 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.
See Section 6 — “Price Range of Shares; Dividends on the Shares.”
Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?
Yes. Concurrently with entering into the Merger Agreement, Parent entered into tender and support agreements (“Support Agreements”) with certain stockholders (each a “Supporting Stockholder”), which provide, among other things, that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares that the Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). Under the terms of the Support Agreements, the Supporting Stockholders have agreed to vote their Shares in favor of the Merger at a special meeting, if there is one, and, subject to certain exceptions, not to transfer any of their Shares. The Support Agreements also provide that the Supporting Stockholders will vote their Shares against alternative corporate transactions and will not solicit or engage in discussions with third parties regarding alternative corporation transactions. The Support Agreements terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement, (iii) the mutual written agreement of the parties to terminate the Support Agreement, (iv) an amendment of, or any waiver of CinCor’s rights under, the Merger Agreement (including any exhibits or schedules thereto, including the CVR Agreement), without the prior written consent of the Supporting Stockholder, that results in a decrease of the Closing Amount, Offer Price or the number of CVRs to be paid per Share, or a change in the form of consideration payable in the Offer (other than a change in form from CVRs to cash where the price payable in cash is not less than the Milestone Payment) or (v) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer, provided that Purchaser has not cured such breach within the Parent Breach Notice Period (as defined in the Merger

Agreement). The Supporting Stockholders beneficially owned, in aggregate, approximately 44.8% of all Shares outstanding as of January 6, 2023.
See Section 11 — “The Merger Agreement; Other Agreements — Support Agreements.”
Will I have appraisal rights in connection with the Offer?
No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price.
See Section 17 — “Appraisal Rights.”
Whom should I call if I have questions about the Offer?
You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free at (888) 750-5835. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION
Cinnamon Acquisition, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of CinCor Pharma, Inc., a Delaware corporation (“CinCor”), in exchange for (i) $26.00 per Share in cash (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of $10.00 in cash, subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”), if a specified milestone is achieved on or prior to December 31, 2033 (the Closing Amount plus one CVR, collectively, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 8, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among CinCor, Parent and Purchaser pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CinCor upon the terms and subject to the conditions set forth in the Merger Agreement, with CinCor continuing as the surviving corporation (the “Surviving Corporation”) and becoming a direct wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Purchaser and CinCor without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer.
At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by CinCor, including in its treasury, Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or CinCor, or stockholders who are entitled to, and properly exercised and perfected, demands for appraisal for such Shares under Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”) and less any applicable tax withholding. As a result of the Merger, CinCor will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent.
All Options outstanding as of immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each vested In-the-Money Option that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and less any applicable tax withholding, (i) cash in an amount equal to the product of (A) the total number of Shares subject to such fully vested In-the-Money Option, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such In-the-Money Option and (ii) one CVR with respect to each Share subject to such In-the-Money Option. At the Effective Time, each vested Underwater Option that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive one CVR with respect to each Share subject to such Underwater Option, and therefore may become entitled to receive, without interest and less any applicable tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Closing Amount plus the Milestone Payment exceeds (B) the exercise price payable per Share under such Underwater Option.
At the Effective Time, all RSUs that are outstanding immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU will be canceled and converted into the right to receive, without interest and less any applicable tax withholding (i) cash in an amount equal to (A) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (B) the Closing Amount, and (ii) one CVR with respect to each Share issuable in settlement of such RSU.
Each Restricted Share that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and the Restricted Shares will be treated as Shares and receive the Merger Consideration less any applicable tax withholding.
At the Effective Time, each Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (other than any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time) will cease to represent a right to acquire Shares, and will entitle each holder of Warrants to receive (i) cash in an amount equal to the product of (A) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such Warrant, and (ii) one CVR with respect to each Share subject to such Warrant, less any applicable tax withholding.
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.
The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements.”
The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”), including (i) there having been validly tendered and not validly withdrawn that number of Shares that, when added to all other Shares beneficially owned by Parent or its subsidiaries (but excluding Shares tendered that have not yet been received, as defined in Section 251(h)(6) of the DGCL), would represent at least one more than 50% of the total number of Shares outstanding at the Expiration Time (the “Minimum Condition”), (ii) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof, including under any agreement entered into in accordance with the Merger Agreement between a party and a governmental authority, if consented to by the other party in accordance with the Merger Agreement, agreeing not to consummate the Merger prior to a certain date) applicable to the Offer, and (iii) there not having (A) been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer and the Merger, (B) been any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer and the Merger by any governmental authority which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or (C) any pending legal proceeding by any governmental body seeking certain remedies or restrictions on the ability of Parent to own or operate CinCor, its businesses or assets (each of (ii) and (iii), as (iii) relates to the HSR Act, the “Regulatory Condition”). The Offer is not subject to any financing condition.
Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.
The CinCor Board has unanimously: (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, CinCor and its stockholders; (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Descriptions of the CinCor Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are set forth in CinCor’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation.”
CinCor has advised Parent that at a meeting of the CinCor Board held on January 8, 2023, Centerview Partners LLC (“Centerview”) rendered to the CinCor Board its oral opinion, subsequently confirmed in its written opinion dated January 8, 2023, to the effect that, as of the date of Centerview’s written opinion and based upon and subject to the matters set forth in Centerview’s written opinion, the Offer Price to be paid to the holders of Shares (other than any Shares held by CinCor (including in its treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or CinCor, or by a stockholder who is entitled to, and properly exercised and perfected, demands of appraisal of such Shares under Section 262 of the DGCL, together with any Shares held by any affiliate of CinCor or Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Centerview, dated January 8, 2023, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex I to the Schedule 14D-9.
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER
1.   Terms of the Offer
Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, in cash, without interest and less any applicable tax withholding. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, promptly after the Expiration Time of the Offer, irrevocably accept for payment all Shares validly tendered (and not properly withdrawn as described in Section 4 — “Withdrawal Rights”) pursuant to the Offer (the time of such acceptance being referred to herein as the “Acceptance Time”) and, promptly after the Acceptance Time, pay for all such Shares.
The Offer is subject to the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” including, but not limited to, the Minimum Condition and the Regulatory Condition.
Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms of or conditions to the Offer, except that CinCor’s prior written consent is required for Purchaser to:
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decrease the Closing Amount, Offer Price or the number of CVRs to be paid per Share;

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change the form of consideration payable in the Offer;

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decrease the maximum number of Shares sought to be purchased in the Offer;

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impose conditions or requirements to the Offer in addition to the Offer Conditions;

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amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer;

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change or waive the Minimum Condition or the Regulatory Condition;

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accelerate, extend or otherwise change the Expiration Time other than as required or permitted by the Merger Agreement;

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amend any term of any CVR or the CVR Agreement in any manner that is adverse to any holder of Shares; or

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provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that:
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if, at the scheduled Expiration Time, any Offer Condition (as defined below in Section 15 — “Conditions of the Offer”) is not satisfied and has not been waived, and if permitted under applicable law, Purchaser may (without the consent of CinCor or any other person), extend the Offer for additional periods of up to ten business days per extension (or such longer period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that without CinCor’s prior written consent, Purchaser will not be permitted to extend the Offer on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time);

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Purchaser must extend the Offer for (i) any period required by any applicable law or any interpretation or position of the SEC or its staff or Nasdaq or its staff applicable to the Offer; and (ii) periods of up to ten business days per extension (or such fewer business days as agreed by Parent and CinCor) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and

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if, at the scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, at CinCor’s request, Purchaser must extend the Offer for additional periods of up to ten business days per extension (or such other period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that Purchaser will not be required to extend the Offer on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time).
The Merger Agreement provides that Purchaser will not be required to, and may not without CinCor’s prior written consent, extend the Offer beyond the earlier of the termination of the Merger Agreement and the Termination Date. The “Termination Date” means July 10, 2023, unless otherwise extended to October 9, 2023 pursuant to the terms of the Merger Agreement, as summarized below in Section 11 — “The Merger Agreement; Other Agreements.”
If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled expiration date of the Offer. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.
If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time.
Under certain circumstances described in the Merger Agreement, Parent or CinCor may terminate the Merger Agreement and Parent and Purchaser may terminate the Offer. The Offer may not be terminated prior to the Expiration Time unless the Merger Agreement is validly terminated in accordance with the Merger Agreement. If Parent and Purchaser terminate the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

CinCor has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
2.   Acceptance for Payment and Payment for Shares
Subject to the terms of the Offer and the Merger Agreement, including the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of each of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after expiration of the Offer and promptly after such acceptance, pay for all such Shares. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.
The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.
At or prior to the Acceptance Time, Parent will execute a Contingent Value Rights Agreement with a rights agent mutually agreeable to CinCor and Parent (the “CVR Agreement”) governing the terms of the CVRs. Neither Purchaser nor Parent will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements.”

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.
3.   Procedures for Accepting the Offer and Tendering Shares
Valid Tenders.   In order for a stockholder to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, in the case of Share Certificates, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.
Book-Entry Transfer.   The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, or an Agent’s Message in lieu of the Letter of Transmittal and such other documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.
No Guaranteed Delivery.    We are not providing for guaranteed delivery procedures. Therefore, CinCor stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for CinCor stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. CinCor stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.
Signature Guarantees for Shares.   No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or (iii) in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.
The method of delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof shall pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Shares (or Share Certificates), the Letter of Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.
Tender Constitutes Binding Agreement.   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.
Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
Appointment as Proxy.   By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of CinCor stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of CinCor stockholders.
Stock Options and Other Equity Awards.   The Offer is being made only for Shares, and not for outstanding Options, RSUs, Restricted Shares, Warrants or other equity awards. Holders of outstanding vested Options may participate in the Offer only if they first exercise such stock options, to the extent the same are or become exercisable, in accordance with the terms of the applicable CinCor equity plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding Option will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 —  “Procedures for Accepting the Offer and Tendering Shares.” No holder of any Option will be permitted to exercise such Option at any time between a date that is at least three days prior to the Effective Time and the Effective Time. Holders of Options that are outstanding immediately prior to the Effective Time will receive payment, if any, for such Options following the Effective Time as described below without participating in the Offer.
All Options outstanding as of immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each vested In-the-Money Option that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and less any applicable tax withholding, (i) cash in an amount equal to the product of (A) the total number of Shares subject to such fully vested In-the-Money Option, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such In-the-Money Option and (ii) one CVR with respect to each Share subject to such In-the-Money Option. At the Effective Time, each vested Underwater Option that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive one CVR with respect to each Share subject to such Underwater Option, and therefore may become entitled to receive, without interest and less any applicable tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Closing Amount plus the Milestone Payment exceeds (B) the exercise price payable per Share under such Underwater Option.
At the Effective Time, all RSUs that are outstanding immediately prior to the Effective Time, except as specified in the Merger Agreement, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU will be canceled and converted into the right to receive, without interest and less any applicable tax withholding (i) cash in an amount equal to (A) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (B) the Closing Amount, and (ii) one CVR with respect to each Share issuable in settlement of such RSU.
Each Restricted Share that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and the Restricted Shares will be treated as Shares and receive the Merger Consideration less any applicable tax withholding.
At the Effective Time, each Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (other than any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time) will cease to represent a right to acquire Shares, and will entitle each holder of Warrants to receive (i) cash in an amount equal to the product of (A) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such Warrant, and (ii) one CVR with respect to each Share subject to such Warrant, less any applicable tax withholding.
Information Reporting and Backup Withholding.   Payments made to stockholders of CinCor in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS. Payments made to holders of Options and RSUs will be subject to information reporting and withholding of taxes required by applicable law.
4.   Withdrawal Rights
Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after March 24, 2023, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.
Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.
5.   Material U.S. Federal Income Tax Consequences
The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders that tender their Shares, and whose tender of the Shares is accepted, in exchange for the Offer Price pursuant to the Offer and holders whose Shares are converted into the right to receive the Offer Price pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) or any opinion of counsel with respect to the statements made or the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.
This discussion applies to a holder only if the holder holds its Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder subject to special treatment under U.S. federal income tax laws, including, but not limited to:
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a holder that is a regulated investment company, real estate investment trust, cooperative, bank or certain other financial institutions, insurance company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States;

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a holder that is, or holds Shares through, a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes;

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a holder that holds Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, or that is required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement;

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a holder that holds or has held, directly, indirectly or constructively by attribution, more than 5 percent of the Shares;

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a holder that holds Shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code;

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a holder that exercises appraisal rights in the Merger, or received the Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, or as restricted stock; and

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a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

In addition, this discussion does not address the corporate or individual alternative minimum tax, the net investment income tax, or any tax considerations under state, local or non-U.S. laws or U.S. federal non-income tax laws.
If a partnership, or another entity or arrangement treated as a partnership, or other pass-through entity for U.S. federal income tax purposes holds Shares, the tax treatment of its partners or members generally will depend on the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships and other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.
This discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares is for general information only and is not, is not intended to be, and may not be construed as, tax advice to holders of Shares. Because individual circumstances may differ, each holder of Shares is urged to consult his, her, or its own tax advisors as to the applicability and effect of the rules discussed below and the particular tax consequences of the Offer and the Merger, including the application of the corporate or individual alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.
Tax Consequences to U.S. Holders.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
The exchange of a Share for the Offer Price, i.e., the Closing Amount plus a CVR, pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.
The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, which is subject to some uncertainty. The receipt of the CVRs pursuant to the Offer or the Merger should be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed in more detail below. The installment method of reporting any gain attributable to the receipt of or payments on the CVRs will not be available because the Shares are traded on an established securities market.
There is no legal authority expressly addressing whether the receipt of contingent payment rights with characteristics similar to the rights under the CVRs should be treated as an open transaction or a closed transaction for U.S. federal income tax purposes. Under applicable U.S. Treasury regulations, the value of contingent payment obligations is considered not to be reasonably ascertainable and, therefore, subject to the open transaction method only in “rare and extraordinary” cases. If the fair market value of the CVRs is reasonably ascertainable, a U.S. Holder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. Parent intends to treat the CVRs received with respect to the Shares pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger as part of a closed transaction. U.S. Holders are urged to consult their own tax advisors regarding this proper method of tax accounting with respect to the CVR and how to accurately report their income under the closed transaction method or open transaction method, as applicable in their respective case.
Treatment as Closed Transaction.   If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells or exchanges Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of the CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. Parent may use the trading price of a Share prior to the closing of the Offer as the combined fair market value of the Closing Amount and a CVR. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.
The character of any gain, income or loss recognized with respect to a payment on a CVR is uncertain. Such payments may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, including in part as imputed interest, as described more fully below. Parent intends to treat any payment received by a U.S. Holder in respect of a CVR (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the applicable CVR by the U.S. Holder. Under this method of reporting, a U.S. Holder should recognize gain equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable CVR and, if the CVR expires without the Milestone being achieved, loss equal to the U.S. Holder’s adjusted tax basis in the applicable CVR. A U.S. Holder’s adjusted basis in a CVR generally will equal the CVR’s fair market value when the CVR was received pursuant to the Offer or the Merger. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the applicable CVR (or possibly the Share in respect of which such CVR was received) for more than one year at the time of such payment or expiry. The deductibility of capital losses is subject to limitations.

Treatment as Open Transaction.   If the receipt of a CVR pursuant to the Offer or the Merger is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take payments under a CVR into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration recognized in exchange for the Shares. The Closing Amount and the portion of payment on any CVR that is not treated as imputed interest will generally be applied first against a U.S. Holder’s adjusted tax basis in the Shares and any excess thereafter treated as capital gain. A U.S. Holder will recognize capital loss with respect to a Share to the extent that the holder’s adjusted tax basis in such Share exceeds the Closing Amount plus the payment (other than imputed interest), if any, in respect of the CVR, and a U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVR. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holders’ holding period in the Share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.
Imputed Interest.   If payment with respect to a CVR is made more than six months after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVR over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such stockholder’s regular method of accounting for U.S. federal income tax purposes.
Tax Consequences to Non-U.S. Holders.
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Shares that is not a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes and that is not a U.S. Holder.
Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).
Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Tax Consequences to U.S. Holders — Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents.
Application of Section 304
Notwithstanding the discussion above, if one or more persons in the aggregate control both CinCor and Parent before the Merger, then Section 304 of the Code will apply to treat any holder that owns (actually or constructively) Parent stock as deriving dividend income if one of the tests under Section 302 of the

Code applies to such holder. “Control” for this purpose generally means actual and constructive ownership of more than 50 percent of the outstanding stock, by vote or by value, aggregating shares of stock held by all holders of Shares and of shares of stock of Parent, regardless of whether such holders are related.
To CinCor’s and Parent’s current knowledge, it is not the case that one or more persons control CinCor and Parent for purposes of Section 304 of the Code. However, CinCor and Parent currently do not have sufficient information to definitely determine that Section 304 of the Code will not apply to the Offer and Merger. If Section 304 applies, the U.S. federal income tax consequences will depend on each holder’s particular circumstances. Holders of Shares that are also holders of shares of stock of Parent are therefore urged to consult their own tax advisors regarding the application of Section 304 and Section 302 of the Code to them (including whether it may be desirable to sell their Shares before the Merger and not in the Offer).
Information Reporting and Backup Withholding and FATCA
Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to the CVRs may be subject to information reporting and backup withholding. Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect only the Closing Amounts paid to the U.S. Holder in the Offer or the Merger, and not the fair market value of the CVRs. Accordingly, a U.S. Holder that treats the Offer or the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount that is less than the amount such U.S. Holder will realize in the year of the Offer or the Merger, as applicable. In addition, any IRS Form 1099-B that a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments made to the U.S. Holder (other than imputed interest), and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year of the Offer or the Merger, as applicable. As a result, U.S. Holders reporting under the “closed transaction” method should not necessarily rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or the Merger, as applicable. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under the “closed transaction” method. On the other hand, tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect both the Closing Amounts paid to the U.S. Holder in the Offer or the Merger and the fair market value of the CVRs. U.S. Holders that treat the Offer or the Merger, as applicable, as an “open transaction” for U.S. federal income tax purposes are urged to consult their own tax advisors regarding how to accurately report their income under this method.
Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, an IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.
The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.
U.S. Holders should consult their own tax advisors to determine their qualification for exemption from backup withholding and the procedure for obtaining such exemption.
Foreign Account Tax Compliance Act
Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs treated as imputed interest and paid to “foreign financial institutions” or “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and information reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances.
Under currently proposed Treasury Regulations, FATCA withholding would no longer apply to payments of gross proceeds from the sale or other disposition of property of a type that can generate U.S. source interest or dividends, including the Shares. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Non-U.S. Holders should consult their tax advisors regarding the possible implications of the FATCA rules on their receipt of, and payments with respect to, the CVRs.
6.   Price Range of Shares; Dividends on the Shares
The Shares currently trade on Nasdaq under the symbol “CINC”. The following table sets forth the high and low intraday sale prices per Share for each quarterly period since January 7, 2022, when the Shares begin trading publicly, as reported by Nasdaq:
	High	Low
Fiscal Year Ending December 31, 2023
First Quarter (through January 20, 2023)	$29.44	$11.49
Fiscal Year Ending December 31, 2022
Fourth Quarter	$37.77	$10.53
Third Quarter	$43.15	$18.56
Second Quarter	$26.78	$13.00
First Quarter (beginning on January 7, 2022)	$30.66	$13.01
On January 6, 2023, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $11.78 per Share. On January 20, 2023, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $29.09 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.
AstraZeneca, Parent and Purchaser understand that CinCor has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.
7.   Certain Information Concerning CinCor
The summary information set forth below is qualified in its entirety by reference to CinCor’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of AstraZeneca, Parent or Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, none of AstraZeneca, Parent or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning CinCor, whether furnished by CinCor or contained in such filings, or for any failure by CinCor to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to AstraZeneca, Parent or Purchaser.

General.   CinCor is a Delaware corporation. According to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 and other publicly available information, CinCor is a clinical-stage biopharmaceutical company focused on developing its lead clinical candidate, baxdrostat (CIN-107), for the treatment of hypertension and other cardio-renal diseases.
The address of CinCor’s principal executive offices and CinCor’s phone number at its principal executive offices are as set forth below:
230 Third Avenue, 6th floor
Waltham, Massachusetts 02451
(858) 926-5251
Additional Information.   The Shares are registered under the Exchange Act. Accordingly, CinCor is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning CinCor’s directors and officers, their compensation, stock options granted to them, the principal holders of CinCor’s securities any material interests of such persons in transactions with CinCor and other matters is required to be disclosed in proxy statements distributed to CinCor stockholders and filed with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such reports, proxy statements and other information filed electronically by CinCor with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.
8.   Certain Information Concerning AstraZeneca, Parent and Purchaser
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialization of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology.
The address of AstraZeneca’s principal executive offices and AstraZeneca’s phone number at its principal executive offices are as set forth below:
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England
+44 20 3749 5000
AstraZeneca Finance and Holdings Inc. is a Delaware corporation and a direct wholly owned subsidiary of AstraZeneca. Purchaser is a Delaware corporation and direct wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating an acquisition by Parent. Purchaser is a direct wholly owned subsidiary of Parent. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Purchaser accepts Shares for purchase in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into CinCor, whereupon the separate corporate existence of Purchaser will cease and CinCor will continue as the Surviving Corporation.
The address of the principal executive offices and the phone number at the principal executive offices of each of Parent and Purchaser are as set forth below:
1800 Concord Pike
Wilmington, Delaware 19803
(302) 886-3000
The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of AstraZeneca, Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of AstraZeneca, Parent or Purchaser, to the best knowledge of AstraZeneca, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of AstraZeneca, Parent or Purchaser or, to the best knowledge of AstraZeneca, Parent and Purchaser, the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of AstraZeneca, Parent and Purchaser or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of CinCor; or (ii) has effected any transaction with respect to the Shares or any other equity securities of CinCor during the past 60 days. Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of AstraZeneca, Parent or Purchaser or, to the best knowledge of AstraZeneca, Parent and Purchaser, the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CinCor (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).
Except as set forth elsewhere in this Offer to Purchase, during the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of AstraZeneca, Parent, Purchaser, their subsidiaries or, to the best knowledge of AstraZeneca, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CinCor or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between AstraZeneca, Parent, Purchaser, their subsidiaries or, to the best knowledge of AstraZeneca, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CinCor or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
Additional Information.   Pursuant to Rule 14d-3 under the Exchange Act, AstraZeneca, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by AstraZeneca with the SEC, are available and may be obtained at no charge at the SEC’s website at www.sec.gov.
9.   Source and Amount of Funds
We estimate that we will need approximately $1.3 billion to purchase all of the Shares pursuant to the Offer to complete the Merger and to make payments in respect of outstanding Options, RSUs, Restricted Shares and Warrants required to be made in connection with the closing of the Merger pursuant to the Merger Agreement. In addition, we estimate that we will need approximately $500 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved. Parent has, or will have, available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Offer. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.
10.   Background of the Offer; Past Contacts or Negotiations with CinCor
Background of the Offer and the Merger
The following is a description of contacts between representatives of AstraZeneca and its affiliates and representatives of CinCor and other persons that resulted in the entry into the Merger Agreement. For a review of CinCor’s additional activities, please refer to the Schedule 14D-9 that will be filed by CinCor with the SEC and mailed to stockholders of CinCor.
From time to time in the ordinary course of business, AstraZeneca evaluates various business opportunities to enhance shareholder value. These evaluations have included periodic assessments of potential strategic transactions as part of the growth of AstraZeneca’s existing business.
In May 2021, AstraZeneca approached CinCor to discuss a potential licensing transaction for baxdrostat (CIN-107) (“baxdrostat”), and CinCor entered into a Reciprocal Confidentiality Agreement with AstraZeneca Pharmaceuticals LP (“AZ LP”), an affiliate of AstraZeneca, on May 10, 2021 (the “2021 AZ NDA”) to facilitate such discussions. The 2021 AZ NDA did not contain a standstill provision. Such discussions were terminated later in June 2021. AstraZeneca noted that, in order to maximize the value of any proposal, it needed additional data on baxdrostat, as the Phase 2 BrigHtn trial (the “BrigHtn trial”) and the Phase 2 HALO trial (the “HALO trial”) progressed.
On December 21, 2021, AstraZeneca delivered to CinCor an unsolicited non-binding, written proposal for an acquisition of CinCor for an upfront purchase price of $700 million (without any adjustment for CinCor’s cash or debt) and additional milestone payments of up to $400 million upon the achievement of certain defined milestones (the “Pre-IPO AstraZeneca Proposal”). The Pre-IPO AstraZeneca Proposal was conditioned upon, among other things, completion of customary due diligence and the amendment of one of CinCor’s material contracts (such contract, the “CinCor Contract”) to allow subcontracting without consent and to modify certain other terms.
AstraZeneca and its representatives were granted access by CinCor to a virtual data room to facilitate AstraZeneca’s diligence review. In addition, on December 29, 2021, AZ LP and CinCor executed an amendment letter supplementing the 2021 AZ NDA to facilitate limited due diligence review of certain clinical data from CinCor’s ongoing BrigHtn trial. The amendment letter, like the initial 2021 AZ NDA, did not contain any standstill provision.
In parallel with the due diligence process, AstraZeneca and CinCor had several discussions on the terms of the proposed acquisition, and Covington & Burling LLP, AstraZeneca’s outside counsel (“Covington”), and Cooley LLP, CinCor’s outside counsel (“Cooley”) exchanged drafts of transaction documents. However, AstraZeneca and CinCor were unable to reach agreement on the terms of a transaction, AstraZeneca did not complete due diligence and the parties terminated discussions on December 31, 2021. CinCor closed data room access to AstraZeneca and its representatives at this time.
On July 4 and July 25 of 2022, a senior business development representative of AstraZeneca contacted Mr. Marc de Garidel, Chief Executive Officer and Director at CinCor, to discuss the status and timing of the BrigHtn trial.
On August 9, 2022, senior business development representatives of AstraZeneca contacted Mr. de Garidel to express AstraZeneca’s interest in restarting discussions regarding a potential strategic transaction, indicating that AstraZeneca would need to review the BrigHtn trial data in order to submit a proposal. From August 9, 2022 through August 23, 2022, CinCor management provided clinical data and other related information to AstraZeneca through a virtual data room.
On August 21, 2022, Mr. Pascal Soriot, Executive Director and Chief Executive Officer of AstraZeneca, contacted Mr. de Garidel and expressed strong interest in pursuing a strategic transaction.
On August 25, 2022, Mr. Soriot told Mr. de Garidel that AstraZeneca would be submitting a non-binding, written proposal to acquire CinCor at $54.00 per Share in cash.
Later that day, AstraZeneca submitted an unsolicited non-binding, written proposal to acquire CinCor for $54.00 per Share in cash (the “August 24 Proposal”), representing an equity value of approximately $2.63 billion and a 53% premium to CinCor’s closing price on August 23, 2022, which proposal was conditioned upon completion of AstraZeneca’s due diligence review. The proposal also included, among other things, a condition that the CinCor Contract be amended as previously discussed between the parties. No request for exclusivity was made in the August 24 Proposal.

On August 27 and 28 of 2022, Mr. de Garidel, Dr. Mason Freeman, M.D., Chief Medical Officer at CinCor, and representatives of AstraZeneca, including Mr. Soriot, had follow-up meetings at the European Society of Cardiology Congress in Barcelona. During the meetings, the August 24 Proposal was discussed. Mr. de Garidel reiterated that the offer price was too low and the requirement to amend the CinCor Contract would not be acceptable, and Mr. de Garidel and Mr. Soriot discussed a potential one-month exclusivity period with the understanding that the August 24 Proposal as well as any exclusivity would need to be reviewed and approved by the CinCor Board.
On August 31, 2022, Mr. de Garidel told Mr. Soriot that the August 24 Proposal was insufficient, but CinCor would be willing to engage in further discussions as long as AstraZeneca was willing to improve its proposal and complete due diligence and negotiation of the transaction documents in an expeditious manner with a customary standstill agreement in place. Mr. de Garidel further noted that CinCor might consider exclusive discussions with AstraZeneca only for a short period of time if AstraZeneca submitted a preemptive price offer meaningfully higher than $54.00 per Share. Mr. de Garidel further conveyed that the requirement to amend the CinCor Contract was not acceptable.
On September 5, 2022, AstraZeneca submitted a revised non-binding, written proposal to CinCor to acquire CinCor for $60.00 per share in cash (the “September 5 Proposal”), representing an equity value of approximately $2.9 billion and an 88% premium to CinCor’s closing price on September 2, 2022, which proposal was conditioned upon completion of due diligence and further indicated that AstraZeneca was no longer seeking to condition the transaction on an amendment of the CinCor Contract, but would expect CinCor to undertake best efforts to secure a binding commitment by the counterparty to the CinCor Contract to enter into an amendment with CinCor containing certain specified terms upon closing of the transaction between CinCor and AstraZeneca. The September 5 Proposal was accompanied by a draft exclusivity agreement for an initial period of 14 days upon access to a virtual data room.
Mr. de Garidel conveyed to Mr. Soriot that CinCor might consider a short exclusive negotiation if AstraZeneca could submit an improved offer of $66.00 per Share in cash.
On September 7, 2022, Mr. Soriot told Mr. de Garidel that AstraZeneca believed that $66.00 per share was too high but would discuss the proposed price internally and revert in the following days.
On September 11, 2022, AstraZeneca submitted a revised non-binding, written proposal to CinCor to acquire CinCor confirming that AstraZeneca was unwilling to increase the cash component of its offer beyond $60.00 per Share, but would include additional consideration in the form of a Contingent Value Right (“CVR”) of $6.00 per Share in cash payable upon achievement of defined study result (the “September 11 CVR Proposal”). The offer price, assuming the milestone was achieved, represented an equity value of approximately $3.2 billion and a 122% premium to CinCor’s closing price on September 9, 2022. The revised proposal also indicated that the other conditions set forth in AstraZeneca’s September 5 Proposal remained unchanged.
On September 12, 2022, Mr. de Garidel told Mr. Soriot that a proposal with a CVR on the terms provided in the September 11 CVR Proposal was unlikely to be acceptable to the Cincor Board and that AstraZeneca should consider proposing a higher upfront cash offer without a CVR. During this discussion, Mr. Soriot indicated that the CVR proposal was based on AstraZeneca’s internal assessment of the risk profile of baxdrostat trials and reiterated that a $66.00 per Share upfront cash price was too high, that there was a risk of the proposed transaction failing due to fatigue from extended negotiation, but that AstraZeneca could potentially meet the price demand halfway, assuming satisfactory completion of due diligence and AstraZeneca’s board approval.
On September 12, 2022, Mr. de Garidel communicated to Mr. Soriot the $63.00 per Share upfront consideration counterproposal (the “September 12 Counterproposal”). Mr. Soriot indicated that he would revert on the price after internal discussions, but expressed potential concerns around drug-to-drug interaction in assessing a potential combination drug.
On September 21, 2022, Mr. Soriot communicated to Mr. de Garidel that as part of its condition for completion of due diligence and before it could consider the September 12 Counterproposal, it would require a drug-to-drug interaction study of baxdrostat to assess the efficacy of a potential combination drug (the “DDI Study”).

On September 23, 2022, Mr. de Garidel communicated with a senior business development representative of AstraZeneca, and agreed in principle upon proposed next steps for diligence and negotiation of the merger agreement, with the goal of executing the merger agreement in the mid-October 2022 timeframe, subject to completion of due diligence and the DDI Study.
On September 27, 2022, members of the management of each of AstraZeneca and CinCor discussed the scope and timeline of the proposed due diligence and access to additional due diligence materials with respect to CinCor and baxdrostat. On the same day, AZ LP and CinCor executed an amendment to the 2021 AZ NDA, which included, among other things, a standstill obligation of AZ LP and its controlled affiliates with customary fall-away provisions including a termination of the standstill obligation upon CinCor entering into a definitive acquisition agreement with a third party.
On September 28, 2022, at AstraZeneca’s request, CinCor granted expanded access to due diligence materials in CinCor’s virtual data room, and over the course of the following weeks, management of each of AstraZeneca and CinCor discussed and exchanged additional due diligence information.
On October 3, 2022, AZ LP and CinCor executed a letter agreement supplementing the 2021 AZ NDA, as amended, to facilitate limited due diligence review of individual patient data from CinCor’s BrigHtn trial. On October 4, 2022, Cooley sent Covington an initial draft merger agreement contemplating a two-step tender offer/merger structure pursuant to Section 251(h) of the DGCL and corresponding draft disclosure schedules. On October 7, 2022, AstraZeneca received the result of the DDI Study from CinCor. On October 12, 2022, Covington sent a revised draft merger agreement, which, among other things, contemplated requirements (a) for each director and officer of CinCor and each of her/his respective affiliates that owns any Share to execute a tender and support agreement and (b) for an unspecified list of key employees to enter into retention agreements. No forms of tender and support agreement or retention agreements were provided at this time. On October 14, 2022, Covington sent Cooley revised draft disclosure schedules.
On October 15, 2022, Mr. Soriot and Mr. de Garidel discussed the status of due diligence and the progress on the draft merger agreement and discussions in respect of a side letter agreement with the counterparty to the CinCor Contract (the “Side Letter Agreement”). Mr. Soriot also informed Mr. de Garidel of the upcoming internal review of the due diligence results and the DDI Study result by AstraZeneca’s executive team and also by AstraZeneca’s board and its committees and that, assuming positive review, it would be possible to execute a merger agreement and announce a transaction by the end of October 2022.
On October 17, 2022, Cooley sent a revised draft of the merger agreement and an initial draft tender and support agreement to Covington. No discussions were held with respect to the retention agreements and no list of employees who would be required to sign the retention agreements was identified at this time.
On October 20, 2022, senior business development representatives of AstraZeneca contacted Mr. de Garidel to convey AstraZeneca’s continued interest in a potential acquisition of CinCor but indicated that AstraZeneca’s executive team determined that AstraZeneca would need to wait to see the results for the HALO trial before it could execute the merger agreement. On October 21, 2022, Mr. de Garidel asked Mr. Soriot to confirm that AstraZeneca would be willing to execute and announce the merger agreement by October 24, 2022, assuming AstraZeneca were allowed to conduct a limited review of blinded HALO trial data, and told Mr. Soriot that if AstraZeneca could not meet those requirements, the offer price and other terms might need to be improved if the parties were to re-engage in discussions after the HALO trial results. Mr. Soriot acknowledged the request, including the potential for a higher offer price after the HALO trial results, and stated that he would revert after discussing internally.
On October 28, 2022, AstraZeneca confirmed to CinCor that it would require seeing the HALO trial results public announcement before it could proceed with a potential acquisition of CinCor. CinCor terminated AstraZeneca’s and its representatives’ access to the virtual data room. CinCor further requested return or destruction of all CinCor confidential information; however, AstraZeneca requested to delay the return or destroy compliance until after the public announcement of the HALO trial results. The parties acknowledged that they would continue to be bound by the 2021 AZ NDA, as amended and supplemented, including the standstill obligations, and representatives of AstraZeneca periodically contacted Mr. de Garidel during mid-November 2022 to inquire about the timing of the HALO trial.

On November 28, 2022, CinCor announced the topline results and completion of the HALO trial and disclosed that the primary endpoint was not met despite significant reductions in systolic blood pressure. CinCor stock closed at $14.11 per Share the same day, a 46.8% discount to the closing price on the immediately prior trading day.
On November 29 and 30, 2022, a senior business development representative of AstraZeneca called Mr. de Garidel, first to inform him that AstraZeneca would like to conduct an in-depth review of the HALO trial data, and then to confirm that AstraZeneca continued to be interested in a potential acquisition of CinCor and suggest further discussions between management of each company to understand each company’s interests and plans. Mr. de Garidel responded that while CinCor would be open to continuing the dialogue, he believed that the market reaction was likely overblown and that the HALO trial results did not negate the BrigHtn trial results. Mr. de Garidel also said that the CinCor Board would likely not evaluate any revised proposal merely as a premium to the then-current CinCor stock price but rather in the context of the long-term intrinsic value of CinCor and baxdrostat. Mr. de Garidel also emphasized that any transaction discussion, if restarted, should be conducted in an expeditious manner to minimize disruption to CinCor as it navigated through a critical juncture of preparing for pivotal trials.
On December 14, 2022, AstraZeneca submitted an updated non-binding, written proposal to acquire CinCor for an upfront cash consideration of $22.00 per Share and a CVR per Share of up to $10.00 in cash (the “December 14 CVR Proposal”), which, if all of the CVR payments were to be made, represented an equity value of approximately $1.5 billion and a 164% premium to CinCor’s closing price on December 14, 2022. The CVR payout terms were conditioned upon several milestones tied to regulatory submission and filing with the FDA and achieving certain defined trial results in connection therewith. The December 14 CVR Proposal required as a condition, among other things, (a) confirmatory due diligence on HALO trial data, (b) the finalization of the draft Side Letter Agreement, and (c) execution of retention agreements with certain key employees. No terms of retention agreements or list of key employees were identified or agreed to at this time.
On December 17, 2022, Mr. de Garidel conveyed to Mr. Soriot that the offer price in the December 14 CVR Proposal was insufficient and the CinCor Board required an upfront cash consideration of at least $30.00 per Share. Mr. Soriot said AstraZeneca would not be able to meet such expectation but would discuss internally and revert with a revised proposal. On December 20, 2022, AstraZeneca submitted an updated non-binding, written proposal to acquire CinCor for an upfront cash consideration of $26.00 per Share and a CVR per Share of up to $6.00 in cash (the “December 20 CVR Proposal”), which, if the CVR payment were to be made, represented an equity value of approximately $1.5 billion and a 198% premium to CinCor’s closing price on December 19, 2022. The CVR payout term was conditioned upon achievement of a regulatory filing with the FDA with certain defined trial results. The December 20 CVR Proposal reiterated that given the setback in the HALO trial and the significant investment to be made by AstraZeneca in the pivotal trials, AstraZeneca would not be able to meet CinCor’s request for upfront cash consideration of $30.00 per Share. The proposal also confirmed that the offer remained subject to the conditions set forth in the December 14 CVR Proposal.
On December 22, 2022, Mr. de Garidel submitted a counterproposal to AstraZeneca for an upfront cash consideration of $26.00 per Share and a CVR per Share of $10.00 in cash that would be payable upon submission of the first drug approval application in any country or jurisdiction for a product that contains or incorporates baxdrostat, assuming a commitment to use commercially reasonable efforts to achieve the milestone on customary terms to be agreed in the CVR agreement (the “Final Proposal”), as well as the CinCor Board’s expectation that the transaction be announced no later than January 9, 2023, which was when the annual J.P. Morgan Healthcare Conference was scheduled to commence, and that the provisions of the merger agreement should provide for a high degree of closing certainty following the announcement of the transaction. Mr. Soriot reacted favorably to the proposal and said he would discuss with the AstraZeneca senior executive team.
On December 23, 2022, AstraZeneca informed CinCor that while the Final Proposal was generally acceptable, the milestone trigger in the CVR should be limited to the first filing of a drug approval application for a product that contains or incorporates baxdrostat with the FDA and not in other jurisdictions. Mr. de Garidel continued to discuss with AstraZeneca the inclusion of non-U.S. jurisdictions. On December 28,

2022, AstraZeneca and CinCor agreed in principle that the milestone would be achieved upon the first filing of a drug approval application for a product that contains or incorporates baxdrostat with the FDA or the EMA.
On December 28, 2022, representatives of each of Covington and Cooley had a call to align on next steps and timing, and following such discussion, Covington sent Cooley a revised draft merger agreement in response to Cooley’s October 17 draft merger agreement. The revised draft merger agreement, among other things, rejected certain carve-outs for regulatory, safety and clinical matters to what would constitute a material adverse effect and contemplated a termination fee of 3.3% of the transaction equity value (as opposed to 2.7% that was contemplated in Cooley’s October 17 draft). No terms of retention agreements or list of key employees were identified or agreed to at this time.
On December 28, 2022, AstraZeneca and its representatives were re-granted access to CinCor’s virtual data room. Until the finalization and execution of the merger agreement, disclosure schedules and the other transaction documents, management of each of CinCor and AstraZeneca discussed AstraZeneca’s confirmatory due diligence inquiries and provided information on CinCor, baxdrostat and the HALO trial data.
On December 29, 2022, Covington sent Cooley a revised draft of the tender and support agreement in response to Cooley’s October 17 draft tender and support agreement.
On December 30, 2022, Covington sent Cooley the first draft of the CVR agreement that contemplated, among other things: (a) a milestone that would be achieved upon acceptance by the FDA or validation by the EMA of the applicable regulatory submission (as opposed to upon submission of the applicable regulatory application, as contemplated by the Final Proposal) and (b) a termination on December 31, 2027 of Parent’s obligation to pursue the milestone and to make the milestone payment.
On January 2, 2023, Cooley sent Covington revised drafts of the merger agreement, the disclosure schedules and the tender and support agreement. The revised draft merger agreement, among other things, reinstated certain carve-outs for regulatory, safety and clinical matters to what would constitute a material adverse effect and contemplated a termination fee of 3.0% of the transaction equity value. No terms of retention agreements or list of key employees were identified or agreed to at this time.
On January 3, 2023, management of each of CinCor and AstraZeneca discussed the status of due diligence and key issues in the merger agreement, the disclosure schedules, the CVR agreement and the other transaction agreements.
On January 4, 2023, Cooley sent Covington a revised draft of the CVR agreement that contemplated, among other things: (a) a milestone that would be achieved upon submission of the applicable regulatory application, as contemplated by the Final Proposal and (b) a termination on December 31, 2027 of Parent’s obligation to use commercially reasonable efforts to pursue the milestone, but no such sunset on the obligation to make the milestone payments should the milestone be achieved.
Also on the same day, AstraZeneca sent CinCor the first draft form of the retention agreement along with a proposed list of key employees and terms of retention. On January 8, 2023, the key employees executed and delivered the retention agreements to Parent.
Over the course of the following days until the finalization of the merger agreement and the other transaction agreements, Dr. James Healy, as an independent director and Chairman of the CinCor Board, and CinCor senior management, on one hand, and AstraZeneca senior management, on the other hand, and Cooley and Covington, negotiated and agreed upon key open issues and Cooley and Covington exchanged drafts of the merger agreement and the other transaction documents to reflect such agreements of CinCor and AstraZeneca.
On January 8, 2023, Parent, Purchaser and CinCor entered into the Merger Agreement, and contemporaneously therewith, the tender and support agreements, the retention agreements and the Side Letter Agreement were executed and delivered by the parties thereto.
Before the opening of trading of the stock markets on January 9, 2023, each of AstraZeneca and CinCor issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer by the Purchaser to acquire all of the Shares at the Offer Price.

On January 23, 2023, Purchaser commenced the Offer.
11.   The Merger Agreement; Other Agreements
Merger Agreement
The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.
The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Parent, Purchaser or CinCor. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by CinCor to Parent but is not filed with the SEC as part of the Merger Agreement (the “Disclosure Schedule”). Investors are not third-party beneficiaries under the Merger Agreement, except for CinCor stockholders, if the Offer Acceptance Time occurs, with respect to their right to receive the consideration payable to them under the Merger Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
The Offer
Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence the Offer as promptly as practicable, and in no event later than January 23, 2023. Subject to the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of each of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” the Merger Agreement obligates Purchaser to, as soon as practicable after the Expiration Time, consummate the Offer in accordance with its terms and promptly irrevocably accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.
Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer, except that CinCor’s prior written consent is required for Purchaser to:
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decrease the Closing Amount, Offer Price or the number of CVRs to be paid per Share;

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change the form of consideration payable in the Offer;

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decrease the maximum number of Shares sought to be purchased in the Offer;

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impose conditions or requirements to the Offer in addition to the Offer Conditions;

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amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer;

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change or waive the Minimum Condition or the Regulatory Condition;

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accelerate, extend or otherwise change the Expiration Time other than as required or permitted by the Merger Agreement;

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amend any term of any CVR or the CVR Agreement in any manner that is adverse to any holder of Shares; or

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provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Purchaser may not terminate or withdraw the Offer prior to any scheduled (or any rescheduled) Expiration Time without CinCor’s prior written consent, unless the Merger Agreement is terminated.
Extensions of the Offer
The Offer will initially be scheduled to expire at the Expiration Time.
If, at the scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, and if permitted under applicable law, Purchaser may (without the consent of CinCor or any other person), extend the Offer for additional periods of up to ten business days per extension (or such longer period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that without CinCor’s prior written consent, Purchaser will not be permitted to extend the Offer beyond the initial Expiration Time on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time).
Purchaser must extend the Offer for (i) any period required by any applicable law or any interpretation or position of the SEC or its staff or Nasdaq or its staff applicable to the Offer; and (ii) periods of up to ten business days per extension (or such fewer business days as agreed by Parent and CinCor) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated.
In addition, if, at the scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived, at CinCor’s request, Purchaser must extend the Offer for additional periods of up to ten business days per extension (or such other period as Parent and CinCor may agree) to permit such Offer Condition to be satisfied, except that Purchaser will not be required to extend the Offer on more than two occasions, not to exceed an aggregate of twenty business days, if all of the Offer Conditions have been satisfied or waived (other than the Minimum Condition and any conditions that by their nature would be satisfied at the Offer Acceptance Time).
Purchaser will not be required to extend the Offer beyond the earliest to occur of the termination of the Merger Agreement and the Termination Date (the date of the earliest to occur, the “Extension Deadline”), or be permitted to extend the Offer beyond the Extension Deadline without CinCor’s consent. The “Termination Date” means July 10, 2023, unless otherwise extended to October 9, 2023 pursuant to the terms of the Merger Agreement, as summarized below in this Section 11 — “The Merger Agreement —  Termination.”
If the Merger Agreement is terminated, Purchaser will, within one business day of such termination, terminate the Offer, will not acquire any Shares pursuant to the Offer and will promptly return, and cause the Depositary to return, all tendered Shares to the registered holders thereof.
When the Merger Becomes Effective; Structure of the Merger
As promptly as reasonably practicable (but no later than the first business day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to their satisfaction or waiver), Purchaser will merge with and into CinCor, and the separate corporate existence of Purchaser will cease. CinCor will continue as the Surviving Corporation and a direct wholly owned subsidiary of Parent. The Merger will be effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of CinCor stockholders.
As soon as practicable on the date of the closing of the Merger, CinCor and Purchaser will file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger. The Merger will become effective upon the date and time of the filing of such certificate of merger, or at such later time as may be agreed in writing by CinCor and Parent and specified in such certificate of merger.
Certificate of Incorporation; Bylaws; Directors and Officers
At the Effective Time, the certificate of incorporation and the bylaws of CinCor will be amended and restated in their entirety as set forth in Exhibit C and Exhibit D of the Merger Agreement, respectively. Such amended and restated certificate of incorporation and bylaws will be the certificate of incorporation and bylaws of the Surviving Corporation. Immediately after the Effective Time, the directors and officers of Purchaser immediately before the Effective Time will be the directors and officers of the Surviving Corporation.
Effect of the Merger on CinCor Common Stock
At the Effective Time, any Shares outstanding immediately prior to the Effective Time and not purchased pursuant to the Offer (other than Shares held by CinCor, including in its treasury, Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or CinCor, or stockholders who are entitled to, and properly exercised and perfected, demands for appraisal of such Shares under Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any withholding of applicable taxes.
At the Effective Time, any Shares held by CinCor, including in its treasury, Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or CinCor will be canceled and will cease to exist, and no consideration will be delivered in exchange for such shares.
The Merger Consideration will be appropriately adjusted to reflect the effect of any stock split, division or subdivision of shares, dividend, reverse stock split, consolidation, reclassification, recapitalization or similar transaction affecting the number or class of outstanding Shares between the date of the Merger Agreement and the Effective Time.
Treatment of Equity Awards; Equity Plans
Options.   All options to purchase Shares (“Options”) outstanding as of immediately prior to the Effective Time, except as provided in the Disclosure Schedule, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each vested Option that has a per share exercise price that is less than the Closing Amount (each, an “In-the-Money Option”) that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and less any applicable tax withholding, (i) cash in an amount equal to the product of (A) the total number of Shares subject to such fully vested In-the-Money Option immediately prior to the Effective Time, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such In-the-Money Option and (ii) one CVR with respect to each Share subject to such In-the-Money Option. At the Effective Time, each vested Option that has an exercise price per Share that is equal to or greater than the Closing Amount (each, an “Underwater Option”) that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive one CVR with respect to each Share subject to such Underwater Option, and therefore may become entitled to receive, without interest and less any applicable tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Underwater Option immediately prior to the Effective Time, multiplied by (ii) the amount, if any, by which (A) the Closing Amount plus the Milestone Payment exceeds (B) the exercise price payable per Share under such Underwater Option.
Restricted Stock Units and Restricted Shares.   At the Effective Time, all CinCor restricted stock unit awards granted (“RSUs”) that are outstanding immediately prior to the Effective Time, except as provided in the Disclosure Schedule, will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested RSU will be canceled and converted into the right to receive, without interest (i) cash in an amount equal to (A) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time multiplied by (B) the Closing Amount, and (ii) one CVR with respect to each Share issuable in settlement of such RSU less any applicable tax withholding. Each Share issued upon early exercise of an Option that is subject to vesting, repurchase or other lapse restrictions (each, a “Restricted Share”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and the Restricted Shares will be treated as Shares and receive the Merger Consideration less any applicable tax withholding.
Equity Plans and ESPP.   The Merger Agreement provides that CinCor will terminate its 2019 Stock Option Plan and 2022 Equity Incentive Plan (the “Equity Plans”) as of the Effective Time and ensure that from and after the Effective Time there are no outstanding rights to acquire Shares pursuant to any Equity Plan. CinCor must also take all actions with respect to CinCor’s 2022 Employee Stock Purchase Plan (the “ESPP”) that are necessary to provide that: (i) the ESPP will terminate effective immediately prior to, and contingent upon, the Effective Time and (ii) no offering period will be commenced under the ESPP prior to the Effective Time.
Warrants
At the Effective Time, each warrant to purchase Shares (“Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time (other than any Warrant to the extent the holder thereof has elected a cashless exercise of such Warrant prior to the Effective Time) will cease to represent a right to acquire Shares, and will entitle each holder of Warrants to receive (i) cash in an amount equal to the product of (A) the total number of Shares subject to such Warrant immediately prior to the Effective Time, multiplied by (B) the excess of (1) the Closing Amount over (2) the exercise price payable per Share under such Warrant, and (ii) one CVR with respect to each Share subject to such Warrant less any applicable tax withholding.
Dissenting Shares
The Merger Agreement provides that Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to appraisal rights under Section 262 of the DGCL and properly exercised and perfected a demand for appraisal of such Shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but instead at the Effective Time will be entitled only to such consideration as determined pursuant to Section 262 of the DGCL. If any CinCor stockholder fails to perfect, effectively withdraws or otherwise loses the right to appraisal and payment under Section 262 of the DGCL, such Shares will be deemed to have been converted as of the Effective Time into the right to receive, without interest and less any applicable tax withholding, the Merger Consideration.
Payment for Shares
At or promptly following the acceptance for payment of validly tendered Shares in the Offer in satisfaction the Minimum Condition (the time of such acceptance, the “Offer Acceptance Time”), Parent will deposit, or cause to be deposited, with a depositary and paying agent designated by Parent that is reasonably acceptable to CinCor, cash in an amount necessary to pay the aggregate Closing Amount payable to holders of Shares and to make payment of the amounts to which holders of Options, RSUs and Warrants are entitled in connection with the closing of the Merger under the Merger Agreement (but excluding any amounts to be paid to holders of Options or RSUs through payroll).
Promptly (but in no event later than five business days) after the Effective Time, the Surviving Corporation will cause to be delivered to each holder who was, at the Effective Time, a holder of record of Share Certificates entitled to receive the Merger Consideration, a form of letter of transmittal in customary form, which will specify that delivery will be effected, and risk of loss and title to the Share Certificates, will pass, only upon proper delivery of the Share Certificates (or affidavits of loss in lieu thereof), to the paying agent, and instructions for effecting the surrender of the Share Certificates.

Upon surrender of a Share Certificate (or an affidavit of loss in lieu thereof) to the paying agent, together with a duly completed letter of transmittal and such other documents as may reasonably be required by the paying agent pursuant to such instructions, or upon receipt by the paying agent of a customary “agent’s message” with respect to book-entry Shares, the holder of such Share Certificates or book-entry Shares will be entitled to receive the Merger Consideration for such Shares.
Representations and Warranties
In the Merger Agreement, CinCor has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or the Disclosure Schedule. These representations and warranties relate to, among other things:
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due organization, good standing and subsidiaries;

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organizational documents;

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capitalization and other equity interests;

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SEC filings and financial statements;

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absence of certain changes;

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title to assets;

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real property;

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intellectual property;

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data protection and computer systems;

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material contracts;

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absence of certain liabilities;

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compliance with applicable laws;

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regulatory matters;

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certain business practices;

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governmental approvals;

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tax matters;

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employee matters and employee benefit plans;

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environmental matters;

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insurance;

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legal proceedings;

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authority of CinCor to enter into and the binding nature of the Merger Agreement;

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applicable anti-takeover laws;

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no vote required or stockholder consents needed to authorize the Merger;

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non-contravention and consents;

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receipt of fairness opinion from the financial advisor; and

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brokers and financial advisors.

In the Merger Agreement, Purchaser and Parent have made customary representations and warranties to CinCor that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: due organization and good standing; ownership and operations of Purchaser; authority of Parent and Purchaser to enter into and the binding nature of the Merger Agreement; absence of violations of organizational documents, applicable laws and contracts or required consents as a result of the Transactions; the Offer documents; absence of material litigation; sufficiency of funds; ownership of the Shares; and no broker or financial advisor fees.
The representations and warranties will not survive consummation of the Merger.
Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Material Adverse Effect” clause. For purposes of the Merger Agreement, an event, occurrence, violation, inaccuracy, circumstance, change, effect, condition, occurrence, development or other matter will be deemed to have a “Material Adverse Effect” if it has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations of CinCor and its subsidiaries, taken as a whole or (ii) CinCor’s ability to consummate the Transactions on or before the Termination Date; provided, however, that, in the case of clause (i), none of the following will constitute or be taken into account in determining whether there is a Material Adverse Effect:
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any change in the market price or trading volume of CinCor’s stock;

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any event, occurrence, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than any representation or warranty intended to address the consequences of the execution and delivery of the Merger Agreement, the consummation of the Transactions or the performance of the obligations thereunder);

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any event, occurrence, circumstance, change or effect in the industries in which CinCor and its subsidiaries operate or in the economy generally or other general business, financial or market conditions, except to the extent CinCor and its subsidiaries, taken as a whole, are adversely affected disproportionately relative to the other participants in such industries;

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any event, circumstance, change or effect resulting from fluctuations in the value of any currency, except to the extent that CinCor and its subsidiaries, taken as a whole, are adversely affected disproportionately relative to the other participants in the industries in which they operate;

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any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that CinCor and its subsidiaries, taken as a whole, are adversely affected disproportionately relative to the other participants in the industries in which they operate;

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any epidemic, pandemic (including worsening of COVID-19), disease outbreak or other public health-related event, hurricane, tornado, flood, earthquake, tsunamis, tornadoes, mudslides, fires or other natural disaster or other force majeure event, or the escalation or worsening thereof, except to the extent that CinCor and its subsidiaries, taken as a whole, are adversely affected disproportionately relative to the other participants in the industries in which they operate;

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CinCor’s failure to meet internal or analysts’ expectations or projections;

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any adverse effect resulting from any action taken by CinCor at Parent’s written direction or specifically required to be taken by CinCor under the Merger Agreement;

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any change in any applicable law or GAAP (or interpretations thereof) after the date of the Merger Agreement, except to the extent that CinCor and its subsidiaries, taken as a whole, are adversely affected disproportionately relative to the other participants in the industries in which they operate; or

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any regulatory or clinical (but excluding in each case safety) event, change, effect, development or occurrence relating to any product candidates of CinCor and its subsidiaries.

Conduct of Business Pending the Merger
The Merger Agreement provides that except (i) as required or expressly permitted under the Merger Agreement or as required by applicable law, or to comply with or implement COVID-19 measures, (ii) with Parent’s written consent (not to be unreasonably withheld, delayed or conditioned), or (iii) as set forth in the Disclosure Schedule, during the period from the date of the Merger Agreement until the earlier of the

Offer Acceptance Time and the termination of the Merger Agreement in accordance with its terms (the “Pre-Closing Period”), CinCor is required to, and to cause its subsidiaries to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to conduct its business in all material respects consistent with past practice. Additionally, CinCor is required to promptly notify Parent of (i) any knowledge of any written notice from any person alleging that the consent of such person is or may be required in connection with any of the Transactions and (ii) any material claims made by CinCor or its subsidiaries under any insurance policy of CinCor or any of its subsidiaries.
Neither CinCor nor any of its subsidiaries may:
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(A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), except for dividends or other distributions by a direct or indirect wholly owned subsidiary of CinCor to its parent, or (B) repurchase, redeem or otherwise acquire any of its shares of capital stock (including any Share), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or acquisitions of Shares outstanding as of the date of the Merger Agreement pursuant to CinCor’s right (under written commitments in effect as of the date of the Merger Agreement) to repurchase or acquire Shares held by an officer, employee, independent contractor, consultant or director of or to CinCor or its subsidiaries (a “Company Associate”), only upon termination of such associate’s employment or engagement by CinCor; (2) repurchases of Options, RSUs or Restricted Shares (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date of the Merger Agreement (in cancellation thereof) pursuant to the terms of any such Option, RSU or Restricted Share (in effect as of the date of the Merger Agreement) between CinCor and a Company Associate or member of CinCor Board only upon termination of such person’s employment or engagement by CinCor; or (3) in connection with withholding to satisfy the exercise price or tax obligations with respect to Options, RSUs or Restricted Shares outstanding as of the date of the Merger Agreement;

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split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

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sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by CinCor or its subsidiaries (other than pursuant to agreements in effect as of the date of the Merger Agreement) of (A) any capital stock, equity interest or other security of CinCor and its subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of CinCor and its subsidiaries or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of CinCor or its subsidiaries, including the grant of any stock options to non-employee directors of CinCor or its subsidiaries (except that CinCor may issue Shares as required to be issued upon the settlement of RSUs or upon the exercise of Options or Warrants, in each case outstanding as of the date of the Merger Agreement or as permitted pursuant to the Disclosure Schedule);

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commence any offering or offering period under the ESPP;

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establish, adopt, terminate or amend any employee benefit plan, or amend or waive any of its rights under, or accelerate the vesting under, any provision of any employee benefit plan;

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(A) enter into any change-of-control or retention agreement with any executive officer, employee, director or independent contractor, or (B) enter into (1) any employment, severance or other agreement with any executive officer, employee, or director, or (2) any consulting agreement with an independent contractor, or (C) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to, gross up or indemnify, or otherwise reimburse any current or former service provider for any tax incurred by such service provider;

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hire any employee or terminate the employment of any employee, other than for cause;

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amend, or permit the adoption of any amendment to, or waive or rescind any provision of CinCor’s certificate of incorporation or bylaws or other organizational documents;

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form any new subsidiary, acquire any equity interest in any other entity (other than securities in a publicly traded company held for investment by CinCor and its subsidiaries and consisting of less than

1% of the outstanding capital stock of such entity) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;
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make or authorize any capital expenditure (except that CinCor and its subsidiaries may make any capital expenditure that: (A) is provided for in CinCor’s capital expense budget made available to Parent prior to the date of the Merger Agreement; or (B) when added to all other capital expenditures made on behalf of CinCor and its subsidiaries since the date of the Merger Agreement but not provided for in CinCor’s capital expense budget made available to Parent and Parent’s Representatives prior to the date of the Merger Agreement, does not exceed $250,000 individually and $500,000 in the aggregate during any fiscal quarter);

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acquire, sell, license or otherwise dispose of, divest or spin-off, transfer, or assign any material assets or properties (including shares in the capital of CinCor’s subsidiaries), except, in the case of any of the foregoing (A) for the purchase of materials from suppliers or vendors in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements in the ordinary course of business consistent with CinCor’s past practice and that are incidental to and not material to performance under the applicable agreement), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of CinCor and its subsidiaries in the ordinary course of business or (C) other than investments in marketable securities in the ordinary course of business consistent with past practice;

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(A) sell, assign, transfer, convey, pledge, encumber, dispose, license, sublicense, abandon, cancel, waive, or impair any intellectual property of CinCor or its subsidiaries (other than non-exclusive license agreements in the ordinary course of business consistent with past practice and that are incidental to and not material to performance under the applicable agreement), (B) amend any patent or patent application in such intellectual property except as may be required during original prosecution, (C) fail to exercise a right of renewal or extension under or with respect to any such intellectual property or (D) disclose any trade secrets or other non-public confidential data and other information of any of CinCor and its subsidiaries outside of an appropriate confidentiality agreement;

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lend money or make capital contributions or advances to or make investments in, any person, invest cash other than in the ordinary course of business consistent with past practice, or incur or guarantee any indebtedness (except for intercompany loans, advances to employees and consultants for travel and other business-related advances, in each case, in the ordinary course of business consistent with past practice);

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make or change any material tax election or settle or compromise any material tax claim, audit, assessment, or dispute, adopt or change an annual tax accounting period or any material tax accounting method, enter into any closing agreement with respect to taxes, surrender any right to claim a refund of a material amount of taxes, or fail to file when due (taking into account any extensions automatically granted) any material tax return;

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commence any legal proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where CinCor reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that CinCor consults with Parent and considers the views and comments of Parent with respect to such legal proceedings prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

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except as set forth the Merger Agreement, settle, release, waive, compromise or pay any legal proceeding or other claim (or threatened legal proceeding or other claim), other than in respect of any breach of the Merger Agreement, that involves: (A) payment of an amount (in excess of insurance proceeds) that is more than $500,000 in the aggregate; (B) equitable or injunctive relief that would have a material effect on the operations of CinCor or its subsidiaries; (C) the admission of wrongdoing by CinCor or its subsidiaries; or (D) any actual or potential violation of any criminal law;

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adopt, enter into or amend any collective bargaining agreement or contract with any labor union, trade organization or other employee representative body;

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adopt or implement any stockholder rights plan or similar arrangement;

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adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of CinCor and its subsidiaries;

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(A) waive, release or assign any material rights or claims under, renew, terminate, cancel, affirmatively determine not to renew, materially amend, materially modify, exercise any material options or material rights under or terminate, any Material Contract (as defined in the Merger Agreement), (B) enter into any contract that, if existing on the date of the Merger Agreement, would be a Material Contract or (C) amend or modify any contract in existence on the date of the Merger Agreement that, after giving effect to such amendment or modification, would be a Material Contract;

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abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any governmental authorizations in a manner that would materially impair the operation of the business of CinCor and its subsidiaries;

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(A) forgive any loans to directors, officers, employees or any of their respective affiliates or (B) enter into any transactions or contracts with any affiliates or other person that would be required to be disclosed by CinCor under Item 404 of Regulation S-K;

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commence or modify any clinical study other than those set forth on the Disclosure Schedule or, unless mandated by any governmental authority, make any material change to, discontinue, terminate or suspend any clinical study without first consulting Parent in good faith;

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write up, write down or write off the book value of any assets, except in accordance with GAAP consistently applied; or

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authorize any of, or agree or commit to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in the Merger Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of CinCor or its subsidiaries prior to the Effective Time or vice versa. Prior to the Effective Time, each of Parent and CinCor will exercise, consistent with the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective operations.
Other Covenants and Agreements
Access and Information
Subject to certain exceptions and limitations, during the Pre-Closing Period, upon reasonable advance notice, CinCor will (i) provide Parent and its representatives reasonable access during normal business hours to CinCor’s representatives, personnel, and assets and to all existing books, records, tax returns, work papers and other documents and information relating to CinCor and its subsidiaries and (ii) provide Parent and its representatives with all reasonably requested information regarding the business of CinCor and its subsidiaries, including copies of the existing books, records, tax returns, work papers and other documents and information relating to CinCor and its subsidiaries.
No Solicitation; CinCor Acquisition Proposals
During the Pre-Closing Period, CinCor and its subsidiaries cannot, and must instruct their representatives not to, directly or indirectly:
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engage in, continue or otherwise participate in any solicitation, knowing facilitation or encouragement, discussions or negotiations with any persons (other than Parent, Purchaser or their designees) that may be ongoing with respect to an Acquisition Proposal;

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solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any other person any non-public information or afford access to the business, personnel, properties, assets, books or records of CinCor or its subsidiaries to any other person, in each case in connection with or for the purpose of knowingly facilitating or encouraging, an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;
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in connection with any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal, terminate, grant any waiver, amendment or release of or under, or knowingly fail to enforce, any standstill or similar agreement, including any acceptable confidentiality agreement (or any standstill or similar provision of any other contract, including any acceptable confidentiality agreement), except where such action or failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the CinCor Board to CinCor stockholders under the applicable legal requirements;

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enter into any letter of intent, acquisition agreement, agreement in principle or similar contract or agreement with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or enter into any contract or agreement requiring CinCor to abandon, terminate or fail to consummate the Transactions or that would otherwise materially impede the ability of Parent and Purchaser to consummate the Offer and the Merger;

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take any action or exempt any other person from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover laws, CinCor’s certificate of incorporation or bylaws or grant a waiver under Section 203 of the DGCL; or

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resolve, propose or agree to do any of the foregoing.

CinCor and its subsidiaries must and must instruct their representatives to immediately cease any solicitation, discussions or negotiations with any other person with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.
Notwithstanding the limitations in the preceding paragraphs or any other provision in the Merger Agreement, at any time during the Pre-Closing Period, in response to an unsolicited bona fide (as reasonably determined in good faith by the CinCor Board) written Acquisition Proposal that was made or renewed on or after the date of the Merger Agreement that did not result from a material breach of CinCor’s obligations related to non-solicitation as set forth in the Merger Agreement, CinCor or its representatives may, following the execution of a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate than those in the Confidentiality Agreement (as described below) and which does not prohibit CinCor from complying with its obligations under the Merger Agreement (an “Acceptable Confidentiality Agreement”): (i) furnish information with respect to CinCor and its subsidiaries to the person or group who made such Acquisition Proposal, as long as any such non-public information is concurrently provided to Parent if not previously provided to it; and (ii) engage or otherwise participate in discussions or negotiations with the person or group making such Acquisition Proposal, in each case, as long as the CinCor Board determines in good faith after consultation with financial advisors and outside legal counsel that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and, after consultation with outside legal counsel, that the failure to take any such action would reasonably be expected to be inconsistent with the fiduciary duties of the CinCor Board to the CinCor stockholders under applicable law.
CinCor must promptly (and, in any event, within the shorter of one business day and 36 hours) (i) notify Parent in writing if any inquiries, proposals or offers with respect to an Acquisition Proposal, or that could reasonably be expected to lead to an Acquisition Proposal, are received by CinCor or its subsidiaries or their representatives, and (ii) provide Parent with a copy of any such written inquiry, proposal or offer or Acquisition Proposal and a summary of the material terms of any oral inquiry, proposal or offer or Acquisition Proposal. CinCor is also required to keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, proposal or offer or Acquisition Proposal (including any material changes to the terms thereof) on a reasonably prompt basis, including by providing to Parent promptly (and in any event within 24 hours) a copy of material amendments and modifications and, upon Parent’s request, reasonably inform Parent of the status of such inquiry, proposal or offer or Acquisition Proposal.
Except as expressly permitted by the Merger Agreement, neither the CinCor Board nor any committee thereof are permitted to: (i) withdraw (or modify in a manner adverse to Parent or Purchaser) or fail to include in the Schedule 14D-9, or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the CinCor Board’s recommendation that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “CinCor Board Recommendation”), (ii) approve, recommend, declare advisable, submit to CinCor stockholders or make any recommendation other than a rejection of, or publicly propose to approve, recommend, declare advisable, submit to CinCor stockholders or make any recommendation other than a rejection of, any Acquisition Proposal, (iii) fail to publicly reaffirm the CinCor Board Recommendation within ten business days after Parent so requests in writing, provided, that Parent may only make such request once every 30 days unless there has been a publicly disclosed change regarding an Acquisition Proposal or (iv) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the CinCor Board fails to recommend, on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of its commencement (each of the actions set forth in the foregoing clauses (i), (ii), (iii) and (iv), an “Adverse Change Recommendation”); or (v) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow CinCor to execute or enter into any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, CinCor to abandon, terminate, materially delay or fail to consummate, or that would otherwise reasonably be expected to materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement, as described above).
At any time prior to the Offer Acceptance Time, the CinCor Board may effect an Adverse Change Recommendation or terminate the Merger Agreement in order to enter into a binding and definitive written agreement with respect to a Superior Offer, in each case only if: (i) CinCor receives an unsolicited bona fide (as reasonably determined in good faith by the CinCor Board) written Acquisition Proposal after the date of the Merger Agreement that is not withdrawn and that does not arise out of a breach of CinCor’s obligations related to non-solicitation as set forth in the Merger Agreement, and the CinCor Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Offer; and (ii) the CinCor Board determines in good faith, after consultation with CinCor’s outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the CinCor Board under applicable law. However, prior to taking such action, CinCor must have given Parent written notice of its intention to consider making an Adverse Change Recommendation or terminate the Merger Agreement at least four business days in advance, and provide a copy of the related written Acquisition Proposal and the latest draft of any related definitive agreement. CinCor must negotiate in good faith with Parent (to the extent Parent wishes to negotiate) for such four business day-period, to revise the terms of the Merger Agreement such that the Acquisition Proposal would cease to be a Superior Offer. Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal and require a new notice from the CinCor Board, except that the references in the prior sentence to four business days will be deemed three business days. Prior to taking any action in response to a Superior Offer, the CinCor Board is required to consider the results of such negotiations and give effect to the proposals made by Parent, if any, and must determine in good faith, after consultation with CinCor’s outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Offer and that the failure to make an Adverse Change Recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.
The CinCor Board may make an Adverse Change Recommendation in response to a Change in Circumstance only if: (A) the CinCor Board determines in good faith, after consultation with CinCor’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the CinCor Board to CinCor’s stockholders under applicable law; (B) CinCor has given Parent written notice of such intention at least four business days in advance prior to making any such Company Adverse Change Recommendation; and (C) prior to or concurrently with the delivery of such notice, CinCor has specified the Change in Circumstance in reasonable detail and negotiated in good faith with Parent (to the extent Parent wishes to negotiate) for such four business day-period, to revise the terms of the Merger Agreement such that the Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation. Any material change to the facts and circumstances relating to such Change in Circumstance will require a new notice from the CinCor Board, except that the references in the prior sentence to four business days will be deemed three business days. Prior to making an Adverse Change Recommendation in response to a Change in Circumstance, the CinCor Board is required to consider the results of such negotiations and give effect to the proposals made by Parent, if any, and must determine in good faith, after consultation with CinCor’s outside legal counsel, that the failure to make an Adverse Change Recommendation in response to such Change in Circumstance would reasonably be expected to be inconsistent with the fiduciary duties of the CinCor Board under applicable law.
For purposes of the Merger Agreement:
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“Acquisition Proposal” means any indication of interest, inquiry, proposal or offer from any person (other than Parent and its affiliates) or group relating to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition, sale, exclusive license of or similar transaction involving baxdrostat (CIN-107) or assets of CinCor and its subsidiaries constituting 20% or more of CinCor and its subsidiaries’ consolidated assets or to which 20% or more of CinCor and its subsidiaries’ consolidated revenues or earnings are attributable, (ii) issuance or acquisition, directly or indirectly, of 20% or more of the outstanding Shares or the total voting power of any class of equity securities of CinCor, (iii) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or the total voting power of any class of equity securities of CinCor or (iv) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving CinCor or any of its subsidiaries that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or that involves 20% or more of the consolidated assets, revenues or earnings of CinCor and its subsidiaries, in each case ((i) through (iv)), other than the Transactions.

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“Superior Offer” means a bona fide (as reasonably determined in good faith by the CinCor Board) unsolicited written Acquisition Proposal made to CinCor after the date of the Merger Agreement that the CinCor Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal, the likelihood and timing of consummation and the person making the proposal and other aspects of the Acquisition Proposal that the CinCor Board deems relevant, and if consummated, would result in a transaction more favorable to CinCor stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by the Merger Agreement; provided that in no event will an Acquisition Proposal be deemed to be a Superior Offer if consummation of the transaction contemplated thereby is subject to any financing condition or otherwise requires financing that is not fully committed, and provided, further, that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal will be deemed to be references to “50%.”

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“Change in Circumstance” means any material event, development or change in circumstances with respect to CinCor that arises or occurs after the date of the Merger Agreement and (a) was neither known to the CinCor Board or any committee thereof nor reasonably foreseeable as of or prior to the date of the Merger Agreement, and which becomes known to it prior to the Offer Acceptance Time and (b) does not relate to (i) any Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their affiliates, (iii) clearance of the Merger under antitrust laws, (iv) any change, in and of itself, in the market price or trading volume of the Shares, (v) the fact that, in and of itself, CinCor exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings or (vi) developments or changes resulting from COVID-19 or COVID-19 measures.

The Merger Agreement provides that nothing will prevent CinCor from (i) taking and disclosing to CinCor stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act, (ii) making any disclosure to CinCor stockholders required by applicable law or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, except that any such action that would otherwise constitute an Adverse Change Recommendation can be made only in the circumstances described above.
Employee Matters
For at least one year following the Effective Time, Parent will provide, or will cause to be provided, to each CinCor employee who continues to be employed by the Surviving Corporation or its affiliates (a “Continuing Employee”):

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base salary (or base wages, as the case may be), non-equity annual cash bonus opportunities, and vacation, each of which is no less favorable than the base salary (or base wages, as the case may be), non-equity annual cash bonus opportunities, and vacation provided to such Continuing Employee immediately prior to the Effective Time; and

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severance pay and benefits no less favorable than the severance pay and benefits provided under the employee plans or employee agreements set forth in the Disclosure Schedule, except, in each case, to the extent more favorable compensation and benefits may be required by applicable law.

Continuing Employees will be given service credit for purposes of eligibility to participate and vesting under Parent’s or the Surviving Corporation’s employee benefit plans and arrangements with respect to his or her length of service with CinCor (and its subsidiaries and predecessors) prior to the closing of the Merger (but such service credit will not be provided for purposes of benefit accrual, except under Parent’s or the Surviving Corporation’s vacation policy), provided that the foregoing will not result in the duplication of benefits or apply to entitlement to participate in, or receive benefits with respect to, any pension plan or any retiree medical programs or other retiree welfare benefit programs.
With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of CinCor or Parent.
In addition, to the extent that Continuing Employees participate in any health plan of Parent or the Surviving Corporation, Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health plan will, for purposes of deductibles, co-payments and out-of-pocket maximums, credit Continuing Employees for amounts paid prior to the Effective Time with CinCor to the same extent that such amounts paid were recognized prior to the Effective Time under the corresponding health benefit plan of CinCor.
If annual bonuses in respect of CinCor’s 2022 fiscal year have not been paid prior to the closing of the Merger, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, pay each Continuing Employee a 2022 annual bonus in an amount equal to the Continuing Employee’s allocated portion of the 2022 annual bonus pool, to be paid no later than the second payroll date following the closing of the Merger.
If, at least ten business days prior to the Effective Time, Parent directs CinCor in writing to terminate its participation in any employee plan intended to be qualified under Section 401(a) of the Code (a “401(k) plan”), then CinCor will (i) take all actions necessary and appropriate to terminate its participation in such 401(k) plan effective as of the day immediately preceding the day on which the Effective Time occurs, (ii) make all employee and employer contributions to such 401(k) plan on behalf of all participants under the plan for all periods of service prior to the closing of the Merger, including such contributions that would have been made on behalf of such participants had the Merger not occurred, and (iii) fully vest all participants under such 401(k) plan, in each case contingent upon the Effective Time. If participation in the 401(k) plan is terminated, then as of the closing of the Merger, Parent will permit all Continuing Employees who had been eligible to participate in the 401(k) plan immediately prior to its termination to participate in Parent’s 401(k) plan, and will permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated 401(k) plan to Parent’s 401(k) plan, including outstanding participant loans.
If requested by Parent in writing at least ten business days prior to the Effective Time, CinCor will terminate all contracts with professional employer organizations, or other agreements or arrangements providing for co-employment of employees of CinCor and its subsidiaries prior to or as soon as reasonably practicable following the closing of the Merger, including sending all required notices, such that each such agreement or arrangement will be of no further force or effect following the payment of CinCor’s final payroll and the payout of the Options and RSUs.
The Merger Agreement does not confer upon any person (other than CinCor, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement or restrict the rights of the Surviving Corporation, Parent or any of their subsidiaries or affiliates to discharge or terminate the services of any director, employee or individual service provider of CinCor any time for any reason whatsoever, with or without cause or advance notice.
Efforts to Consummate the Merger
Under and subject to the terms and conditions of the Merger Agreement, each of CinCor and Parent must use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from governmental authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any governmental authority in connection with any antitrust law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.
CinCor and Parent are required to as promptly as practicable, and in any event within ten business days following the date of the Merger Agreement, make their respective filings under the HSR Act.
Each of CinCor and Parent agreed to use its reasonable best efforts during the Pre-Closing Period to (i) cooperate in all respects and consult with each other on any filing or submission in connection with any investigation or inquiry, and provide a reasonable opportunity to review in advance and comment on drafts, and (ii) promptly give the other party notice of any request, inquiry, investigation or legal proceeding brought by a governmental authority or by a third party before any governmental authority with respect to the Transactions, (iii) promptly keep the other party informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any communication to or from the FTC, DOJ or any other governmental authority in connection with any such request, inquiry, investigation or legal proceeding, (v) promptly furnish to the other party copies of documents, communications or materials provided to or received from any governmental authority in connection with any such filing, request, inquiry, investigation, action or legal proceeding, (vi) to the extent reasonably practicable, consult in advance, cooperate with, and consider in good faith the other party’s views in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation or legal proceeding (other than Item “4(c)” and “4(d)” documents as those terms are used under the HSR Act, unless a governmental authority initiates a legal proceeding with respect to the Transactions), and (vii) except as may be prohibited by any governmental authority or law, provide advance notice of and permit authorized representatives of the other party to be present at each meeting or telephone or video conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance on any related argument, opinion or proposal to be made or submitted to any governmental authority, subject to certain permitted redactions and limitations. Each party agreed to respond as promptly as practicable, unless otherwise agreed by the parties, to any request for information, documents or testimony from any governmental authority. Under the Merger Agreement, Parent and Purchaser are responsible for all filing fees under the HSR Act, and CinCor will bear its own costs for the preparation of any such filings. The parties are prohibited under the Merger Agreement from entering into any timing agreement or agreeing with any governmental authority to stay, toll or extend any applicable waiting period, or pull and refile, under the HSR Act, or not to consummate the Transactions for any period of time, without the prior written consent of the other party.
Under the Merger Agreement, Parent will not, and will not permit any of its controlled affiliates to, acquire or agree to acquire any assets, business or any person, by merger, consolidation, exclusive license or purchasing a substantial portion of the assets of or equity in any person, if the entering into of an agreement relating to or the consummation of such transaction would reasonably be expected to impose a material delay in the expiration or termination of any applicable waiting period or impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a governmental authority necessary to consummate the Transactions, including any approvals and expiration of waiting periods pursuant to the HSR Act or materially increase the risk of any governmental authority entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions.
CinCor and Parent agreed that in no event will Parent or Purchaser be required to offer, accept or agree to, and CinCor will not, without Parent’s prior written consent, offer, accept or agree to (1) sell, license, divest, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Parent, CinCor, the Surviving Corporation or any of their respective affiliates (in each case, other than with respect to any businesses, operations, assets or product lines with a fair market value of less than $10,000,000 in the aggregate), (2) restrict, prohibit or limit the ownership or operation by Parent, CinCor, the Surviving Corporation or any of their respective affiliates of all or any portion of their business or assets in any part of the world (in each case, other than with respect to any business or assets with a fair market value of less than $10,000,000 in the aggregate), (3) enter into any contract or be bound by any obligation that would have an adverse effect (other than an immaterial adverse effect) on the Parent or CinCor or to the benefits to Parent of the Merger, (4) cause Parent or any of its subsidiaries to divest any Shares, or impose limitations on their ability to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote Shares acquired or owned on all matters properly presented to the CinCor stockholders, (5) modify any of the terms of the Merger Agreement or the Transactions, or (6) initiate or participate in any legal proceeding with respect to any such matters.
Regulatory Meetings and Communications
During the Pre-Closing Period, subject to applicable law and only to the extent the integrity of any clinical trial is not compromised in any respect as determined by CinCor after consultation with its outside legal counsel, CinCor must (i) provide Parent with advance notice, if practicable, of any meetings or scheduled videoconferences or calls, in each case, that are substantive or reasonably likely to be substantive, that CinCor or its subsidiaries has with the United States Food and Drug Administration (the “FDA”) or the European Medicines Agency (the “EMA”) or any advisory committee thereof and permit up to two representatives of Parent to attend any such meeting, videoconference or call, (ii) promptly notify Parent of any substantive notice or other substantive communication to CinCor or its subsidiaries from the FDA or EMA or any advisory committee thereof with respect to any product or product candidate of CinCor and (iii) promptly furnish Parent with all substantive correspondence, filings and written communications to be sent or received by CinCor, its subsidiaries and their respective representatives to or from the FDA, EMA, any advisory committee thereof or its staff. To the extent reasonably practicable and to the extent the integrity of any clinical trial is not compromised in any respect as determined by CinCor after consultation with its outside legal counsel, prior to attending any meeting, videoconference or call, or responding to or making any communication with respect to the foregoing, CinCor must, and will, as necessary, instruct its representatives, to consult with Parent and consider Parent’s views and comments in good faith reasonably in advance of any such meeting, videoconference, call, response or communication.
Indemnification of Directors and Officers; Insurance
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by CinCor existing in favor of the directors or officers of CinCor or its subsidiaries as of the date of the Merger Agreement or past directors or officers of CinCor or its subsidiaries (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of CinCor as of the date of the Merger Agreement, as provided in CinCor’s amended and restated investors’ rights agreement, as well as certain indemnification agreements between an Indemnified Person and CinCor made available to Parent, will survive the Merger and cannot be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such

Indemnified Persons, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware or other applicable law for six years from the Effective Time.
Additionally, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation, together with its successors and assigns (the “Indemnifying Parties”) must, to the fullest extent permitted under applicable law, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of CinCor or its subsidiaries against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of CinCor or its subsidiaries in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of CinCor and its subsidiaries at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. From the Effective Time until the sixth anniversary of the Effective Time, the Indemnifying Parties will also, to the fullest extent permitted under applicable law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred in connection with matters for which the Indemnified Persons are eligible to be indemnified after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by CinCor and its subsidiaries as of the date of the Merger Agreement for the benefit of the Indemnified Persons who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Parent or CinCor may, through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time, subject to specified limitations.
Demands for Appraisal and Securityholder Litigation
Under the Merger Agreement, CinCor must provide Parent prompt (and in any event within one business day) notice of any demands received by CinCor for appraisal of Shares, withdrawals of such demands and any other instruments received by CinCor from holders of Shares relating to rights of appraisal. Parent has the right to participate in all negotiations and proceedings with respect to such demands, and CinCor will not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
During the Pre-Closing Period, CinCor is required to promptly (and in any event within two business days) notify Parent of any legal proceedings against CinCor, its subsidiaries or their respective directors or officers relating to the Transaction. CinCor is required to keep Parent reasonably informed of the status of any such legal proceedings, including as to the proposed strategy and other significant decisions, give Parent the right to review and comment on all material filings or responses made by CinCor in connection with such legal proceedings, and the right to consult on the defense or any proposed compromise or settlement, and CinCor must in good faith take such comments into account. CinCor may not agree to any compromise or settlement or file any supplemental disclosures to moot or address the claims in any legal proceeding without Parent’s prior written consent.
Miscellaneous Covenants
The Merger Agreement contains additional agreements among CinCor, Parent and Purchaser relating to, among other matters:
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press releases and other communications relating to the Transactions;

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anti-takeover statutes that may become applicable to the Transactions;

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the taking of certain actions by the CinCor Board with respect to matters under Rule 16b-3 and Rule 14d-10 of the Exchange Act;

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the delisting of the Shares from Nasdaq and the deregistration of CinCor common stock under the Exchange Act; and

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resignations of the directors and officers of CinCor and its subsidiaries.

Conditions to the Merger and the Offer
The obligations of CinCor, Parent and Purchaser to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, the waiver in writing by each such party) prior to the Effective Time of the following conditions:
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there will not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental authority which prohibits or makes illegal the consummation of the Merger; and

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Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

The obligations of Purchaser to accept for payment for any Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the satisfaction or waiver by Parent of the Offer Conditions as of the Expiration Time, as described in Section 15 — “Conditions of the Offer.”
Termination
The Merger Agreement may be terminated prior to the Effective Time, as follows:
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by mutual written consent of Parent and CinCor at any time prior to the Offer Acceptance Time;

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by either Parent or CinCor if a court of competent jurisdiction or other governmental authority has issued a final and nonappealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, provided that this right to terminate will not be available to any party if the issuance of such order, decree, ruling or other action is primarily attributable to such party’s failure to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time;

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by either Parent or CinCor if the Offer Acceptance Time has not occurred on or prior to 11:59 p.m. Eastern Time on July 10, 2023 (such date, the “Termination Date”); provided that at any time in the five business days prior to the Termination Date, if as of such time all of the Offer Conditions other than the Regulatory Condition have been satisfied or waived, to the extent waivable (other than the Minimum Condition and conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then Parent or CinCor may extend the Termination Date for an additional period of up to three months ending no later than October 9, 2023 upon written notice thereof to the other (and such date will then be the Termination Date); provided, further that this right to terminate will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been a primary cause of, or directly resulted in, the failure of the Offer Acceptance Time to occur by the Termination Date and such action or failure to act constitutes a material breach of the Merger Agreement (any termination of the Merger Agreement pursuant to this provision is referred to as a “Termination Date Termination”);

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by either Parent or CinCor, if the Expiration Time has occurred as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser having accepted for payment the Shares validly tendered (and not validly withdrawn) pursuant to the Offer; provided that this right to terminate will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been a primary cause of or resulted in the failure of the acceptance for payment of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer or non-satisfaction of any such Offer Conditions and such party has not cured its action or failure to fulfill obligation within ten days after having received notice thereof from the other party (any termination of the Merger Agreement pursuant to this provision is referred to as a “Offer Condition Termination”);
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by Parent at any time prior to the Offer Acceptance Time, if CinCor is not entitled to terminate the Merger Agreement pursuant to the seventh bullet of this list and if CinCor has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in a failure of a condition set forth in clause (b) or (c) of Annex I of the Merger Agreement, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to this termination right prior to the delivery by Parent to CinCor of written notice of such breach, delivered at least 30 days prior to such termination or such shorter period of time as remains prior to the Termination Date (the shorter of such periods, the “CinCor Breach Notice Period”), stating Parent’s intention to terminate the Merger Agreement pursuant to this termination right and the basis for such termination, it being understood that Parent will not be entitled to terminate the Merger Agreement if such breach is cured within the CinCor Breach Notice Period (to the extent capable of being cured) (any termination of the Merger Agreement pursuant to this provision is referred to as a “CinCor Breach Termination”);

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by Parent, at any time prior to the Offer Acceptance Time, if: (i) the CinCor Board (or a committee thereof) has effected an Adverse Change Recommendation, or (ii) CinCor enters into a Specified Agreement (as defined below) (any termination of the Merger Agreement pursuant to this provision is referred to as a “Change in Recommendation Termination”);

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by CinCor, at any time prior to the Offer Acceptance Time, if Parent is not entitled to terminate the Merger Agreement pursuant to the fifth bullet of this list and if Parent or Purchaser has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform has had or would reasonably be expected to have an effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions on or before the Termination Date, except that if such breach is capable of being cured by the Termination Date, CinCor will not be entitled to this termination right prior to the delivery by CinCor to Parent of written notice of such breach, delivered at least 30 days or, solely in the case Parent or Purchaser has breached or failed to perform any of its respective covenants or other agreements relating to its obligation to commence the Offer, five business days, prior to such termination or such shorter period of time as remains prior to the Termination Date (the shorter of such periods, the “Parent Breach Notice Period”), stating CinCor’s intention to terminate the Merger Agreement pursuant to this termination right and the basis for such termination, it being understood that CinCor will not be entitled to terminate the Merger Agreement if such breach is cured within the Parent Breach Notice Period (to the extent capable of being cured); or

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by CinCor, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”) if (i) CinCor and CinCor Board has complied in all material respects with its requirements related to non-solicitation and the CinCor Board Recommendation and as more fully described under “The Merger Agreement — No Solicitation; CinCor Acquisition Proposals”, in each case, with respect to such Superior Offer and any Acquisition Proposal that was a precursor thereto and the CinCor Board has authorized CinCor to enter into the Specified Agreement with respect to such Superior Offer; and (ii) concurrently with such termination CinCor pays the termination fee as more fully described under “The Merger Agreement — Termination Fee; Certain Expenses” and enters into such Specified Agreement (any termination of the Merger Agreement pursuant to this provision is referred to as a “Specified Proposal Termination”).

Termination Fee; Certain Expenses
CinCor must pay to Parent a termination fee of $37,770,000 in cash if:

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If (A) (1) Parent or CinCor terminates the Merger Agreement pursuant to a Termination Date Termination, (2) Parent or CinCor terminates the Merger Agreement pursuant to an Offer Condition Termination or (3) Parent terminates the Merger Agreement pursuant to a CinCor Breach Termination as a result of any breach of covenants or agreements; (B) after the date of the Merger Agreement and prior to the date of such termination a bona fide Acquisition Proposal is made to CinCor or is publicly disclosed (whether by CinCor or a third party), and in each case, is not withdrawn prior to such termination; and (C) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal (other than the type described in the following proviso) is entered into; provided, that if such definitive agreement is entered into in respect of an Acquisition Proposal that would be a “reverse merger” (as defined in Nasdaq Listing Rule 5005(a)(39); provided for this purpose, any reference to a “shell company” shall be read as a “company”, and any business combination described in Nasdaq Listing Rule 5110(a) shall not be excluded), then CinCor will concurrently with the consummation of such Acquisition Proposal that would be a “reverse merger” (as defined in Nasdaq Listing Rule 5005(a)(39); provided for this purpose, any reference to a “shell company” shall be read as a “company”, and any business combination described in Nasdaq Listing Rule 5110(a) shall not be excluded) (and not upon the entry into such definitive agreement) pay to Parent the termination fee. For purposes of this bullet, all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

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Parent terminates the Merger Agreement pursuant to a Change in Recommendation Termination.

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CinCor terminates the Merger Agreement pursuant to a Specified Proposal Termination.

CinCor is not obligated to pay the termination fee on more than one occasion, whether or not the termination fee is payable pursuant to more than one provision of the Merger Agreement at the same or at different times and upon the occurrence of different events. The Merger Agreement further provides that in the event CinCor fails to promptly pay any termination fee to Parent within the time frame provided in the Merger Agreement, and Parent commences a suit that results in a judgment against CinCor for any portion of the amount due, CinCor will be required to pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on the amount of the termination fee for the date such payment was required to be made until the date of payment.
Other than in the case of common law fraud or a willful breach of the Merger Agreement, any termination fee payable by CinCor will be the sole and exclusive remedy of Parent and Purchaser for damages against CinCor and its affiliates in respect of the Merger Agreement, the Transactions, the termination of the Merger Agreement, the failure to consummate the Transactions or any claims or actions under applicable law arising out of any breach, termination or failure.
Expenses Generally
Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.
Specific Performance
The parties to the Merger Agreement are entitled (in addition to any other remedy to which they may be entitled in law or equity) to an injunction, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.
Amendments; Waivers
The Merger Agreement may be amended prior to the Offer Acceptance Time only by an instrument in writing that is signed by each party to the Merger Agreement, and may be waived in an instrument in writing that is signed by each party against whom the waiver is to be effective.

Governing Law and Jurisdiction
The Merger Agreement is governed by and construed in accordance with, and all disputes under or arising out of the Merger Agreement or the Transaction will be resolved under, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.
Any action or proceeding arising out of or relating to the Merger Agreement or any of the Transactions is required to be brought in the Delaware Chancery Court or, if such court does not have jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware.
Other Agreements
Support Agreements
Concurrently with entering into the Merger Agreement, Parent entered into tender and support agreements (“Support Agreements”) with certain stockholders (each a “Supporting Stockholder”), which provide, among other things, that, no later than ten business days after the commencement of the Offer, the Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Support Agreements and that the Supporting Stockholder will tender into the Offer, and not withdraw, any additional outstanding Shares the Supporting Stockholder acquires after the date of the Support Agreements on or before the earlier of (i) three business days after such acquisition, and (ii) one business day prior to the expiration of the Offer.
Under the terms of the Support Agreements, the Supporting Stockholders have agreed to vote their Shares in favor of the Merger at a special meeting, if there is one; against any action or agreement that would reasonably be expected to result in any of the Offer Conditions or the conditions to the Merger under the Merger Agreement not being fulfilled; against any Acquisition Proposal or any action, agreement, transaction or other matter that is intended to (to the actual knowledge of the Supporting Stockholder), or would reasonably be expected to, impede, interfere with, delay, postpone, prevent, discourage or materially and adversely affect the consummation of the Merger and all other Transactions; and against any change in or to the CinCor Board that is not recommended or approved by the CinCor Board, or any change in or to the present capitalization, corporate structure, certificate of incorporation or bylaws of CinCor that is not consented to by Parent. The Supporting Stockholders also agreed, subject to certain exceptions, not to transfer (or enter into any agreement to transfer) any of their Shares or tender any of their Shares in response to or otherwise in connection with any tender or exchange offer other than the Offer.
Each Supporting Stockholder agreed to, and to instruct its representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than Parent, Purchaser or their affiliates or representatives) with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. Each Supporting Stockholder agreed to, and to instruct its representatives not to: (i) solicit, initiate, or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) except to the extent CinCor is permitted to do so under the Merger Agreement, engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any other person any non-public information or afford access to the business, personnel, properties, assets, books or records of CinCor or its subsidiaries to any other person, in each case in connection with or for the purpose of knowingly facilitating or encouraging an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or (iii) resolve, propose or agree to do any of the foregoing.
The Support Agreements terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement, (iii) the mutual written agreement of the parties to terminate the Support Agreement, (iv) an amendment of, or any waiver of CinCor’s rights under, the Merger Agreement (including any exhibits or schedules thereto, including the CVR Agreement), without the prior written consent of the Supporting Stockholder, that results in a decrease of the Closing Amount, Offer Price or the number of

CVRs to be paid per Share, or a change in the form of consideration payable in the Offer (other than a change in form from CVRs to cash where the price payable in cash is not less than the Milestone Payment) or (e) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer, provided that Purchaser has not cured such breach within the Parent Breach Notice Period.
The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreements, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.
CVR Agreement
Each CVR represents a contractual contingent right to receive a cash payment of $10.00 (the “Milestone Payment”), without interest and less any required withholding taxes, upon the achievement of the milestone described below in accordance with the terms of a Contingent Value Rights Agreement to be entered into between Parent and a rights agent (the “Rights Agent”) mutually agreeable to Parent and CinCor (the “CVR Agreement”).
The Milestone Payment is payable, subject to the terms and conditions of the CVR Agreement, upon the achievement of either of the following events by December 31, 2033: (i) submission to the FDA of a new drug application or other regulatory approval application by Parent, any of its permitted assignees or certain of the affiliates, licensees or sublicensees of any of the foregoing (each, a “Payment Obligor”) that, if approved, would grant any Payment Obligor the right to market, distribute and sell any pharmaceutical product that contains baxdrostat (CIN-107) as an active ingredient, whether alone or in combination with any other active ingredient(s) (a “Product”), in the United States or (ii) submission by any Payment Obligor to the EMA of a marketing authorization application that, if approved, would grant any Payment Obligor the right to market, distribute and sell a Product in the European Union (the “Milestone”). The Milestone will be deemed to be achieved if, on or prior to December 31, 2033, Parent, any of its affiliates or any other Payment Obligor has submitted a marketing authorization application in at least three of Germany, France, Italy and Spain that, if approved, would grant Parent, such affiliate or any other Payment Obligor the right to market, distribute and sell a Product in each such country.
From the Effective Time until the earlier of the date on which the Milestone has been achieved and December 31, 2027, Parent will be required to use, and to cause its affiliates and obligate any other Payment Obligor to use, Commercially Reasonable Efforts to achieve the Milestone. “Commercially Reasonable Efforts” is defined as the level of efforts and resources that is consistent with the level of efforts and resources Parent and its affiliates would devote to a product of a similar stage of development, product life, market potential, profit potential, safety and efficacy, scientific potential and strategic value, based on conditions then prevailing, taking into consideration the market, the regulatory environment and market exclusivity applicable to the United States and the European Union, but without taking into account the obligation to make the Milestone Payments. Parent is not required to use Commercially Reasonable Efforts to achieve the Milestone with respect to any Product for the treatment of primary aldosteronism or any rare disease.
If the Milestone is achieved on or prior to December 31, 2033, Parent will deliver as soon as reasonably practicable (and in any event no later than 30 days) after the date on which the Milestone is achieved, to the Rights Agent, a written notice indicating that the Milestone has been achieved, any letter of instruction required to be delivered to the Rights Agent and cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the Milestone Payment to all holders of the CVRs, except to former employee holders of CinCor equity awards (in which case payment will be made through payroll as soon as reasonably practicable after the date of the payment of the Milestone, but no later than the first payroll date that is not less than ten days after the date of payment of the Milestone). If the Milestone is not achieved by December 31, 2033, Parent will within 30 days thereafter deliver to the Rights Agent a written notice indicating the Milestone was not achieved.
The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries upon death; (iii) pursuant to a court order (including in connection with a bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of

CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC. In addition, CVRs may be abandoned by the holder by transfer to Parent or any of its affiliates without consideration, and such CVRs will be extinguished.
The rights to payment described above are solely contractual rights governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, or CinCor. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. There can be no assurance that the Milestone will be achieved or that the Milestone Payments will be made.
The Rights Agent will keep a register for the purpose of (i) identifying the holders of CVRs and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the street holders of the Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with the terms of the CVR Agreement. Parent will furnish or cause to be furnished to the Rights Agent (a) the names and addresses of the holders of Shares and Warrants (if applicable) within 30 business days after the Effective Time, in such form as Parent receives from CinCor’s transfer agent and (b) in the case of holders of Options, RSUs and Warrants not held on CinCor’s transfer agent’s books and records, the name and address of such holders set forth in the books and records of CinCor at the Effective Time and in accordance with the terms of the Merger Agreement.
Except in certain limited circumstances, Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs.
Only the holders of at least 40% of the outstanding CVRs and the Rights Agent will have the right, on behalf of all holders of CVRs to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights.
The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.
Confidentiality Agreement
An affiliate of Parent, AstraZeneca Pharmaceuticals LP, and CinCor entered into a reciprocal confidentiality agreement, dated May 10, 2021, as amended on September 27, 2022 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a possible transaction involving CinCor and AstraZeneca Pharmaceuticals LP or its affiliates. The Confidentiality Agreement includes a standstill provision, effective for twelve months from September 27, 2022, for the benefit of CinCor and permits AstraZeneca Pharmaceuticals LP or its affiliates to confidentially approach the CinCor Board or CinCor’s chief executive officer or external financial advisors during the standstill period. The standstill is subject to a customary fall-away provisions.
The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibits (d)(4) and (d)(5) of the Schedule TO and is incorporated herein by reference.
Retention Agreements
Concurrently with entering into the Merger Agreement, Mason Freeman, M.D., Chief Medical Officer of CinCor, entered into a letter agreement with CinCor (the “Retention Agreement”). The Retention Agreement was entered into to incentivize the continued employment of Dr. Freeman following the Effective Time. The Retention Agreement states that Dr. Freeman is eligible to receive a one-time cash bonus in the amount of $70,000, subject to the terms of the Retention Agreement, payable in a lump sum in the first regularly-scheduled pay period following the date that is three months following the Effective Time, subject to and conditioned upon (i) the Effective Time, (ii) Dr. Freeman’s execution and compliance with the terms and conditions of the Retention Agreement and (iii) continuous employment with CinCor (or Parent or another of its affiliates) for three months following the Effective Time.
A more complete description of the Retention Agreements is included under the sub-heading “Retention Letter Agreements” in the Schedule 14D-9.
12.   Purpose of the Offer; Plans for CinCor
Purpose of the Offer
The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, CinCor. The Offer, as the first step in the acquisition of CinCor, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.
The CinCor Board has unanimously: (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, CinCor and its stockholders; (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (iii) authorized and approved the execution, delivery and performance by CinCor of the Merger Agreement and the consummation of the Transactions; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
If the Offer is consummated, we are not required to and will not seek the approval of CinCor’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of CinCor stockholders in accordance with Section 251(h) of the DGCL.
Plans for CinCor
After completion of the Offer and the Merger, CinCor will be a direct wholly owned subsidiary of Parent. Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving CinCor (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of CinCor, (iii) any material change in CinCor’s capitalization or dividend policy, (iv) any other material change in CinCor’s corporate structure or business, (v) any change to the board of directors or management of CinCor, (vi) a class of securities of CinCor being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of CinCor being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
13.   Certain Effects of the Offer
Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and CinCor will consummate the Merger as soon as practicable following the Acceptance Time pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of CinCor’s common stock will be held by Parent.

Market for the Shares.   If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.
Stock Quotation.   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, CinCor does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the listing of the Shares on Nasdaq to be discontinued as promptly as practicable after the Effective Time as the requirements for termination of the listing are satisfied.
If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.
Margin Regulations.   The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration.   The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of CinCor to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by CinCor to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to CinCor, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of CinCor and persons holding “restricted securities” of CinCor to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.
14.   Dividends and Distributions
The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, CinCor will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock or shares.
15.   Conditions of the Offer
For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction (or waiver by Parent as described below) of the conditions below (the “Offer Conditions”) as of the Expiration Time.
Purchaser is not required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act) pay for, and may delay the acceptance for payment of or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, if any of the Offer Conditions is not satisfied as of the Expiration Time:
•
there having been validly tendered and not validly withdrawn that number of Shares that, when added to all other Shares beneficially owned by Parent or its subsidiaries (but excluding Shares tendered that have not yet been received, as defined in Section 251(h)(6) of the DGCL), would represent one more than 50% of the total number of Shares outstanding at the Expiration Time (the “Minimum Condition”);

•
the representations and warranties of CinCor set forth in Section 3.1(a) (Due Organization; Subsidiaries, Etc.) (first and third sentences only), Section 3.1(b) (Due Organization; Subsidiaries, Etc.), Section 3.10(b) (Contracts) (third and fourth sentences only) (solely with respect to the Roche License), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Section 203 of the DGCL), Section 3.23 (Merger Approval), Section 3.24(a) (Non-Contravention; Consents), Section 3.25 (Fairness Opinion) (first sentence only) and Section 3.26 (Brokers and Other Advisors) of the Merger Agreement must be accurate in all material respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of such time, it being understood that, for purposes of determining such accuracy, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this bullet) only as of such date;

•
the representations and warranties of CinCor set forth in Section 3.1 (Due Organization; Subsidiaries, Etc.) (second and fourth sentences only) and Section 3.5(a) (Absence of Changes) of the Merger Agreement must be accurate in all respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made on and as of such time;

•
the representations and warranties of CinCor set forth in Section 3.3(a), Section 3.3(b), Section 3.3(c) (first sentence only) and Section 3.3(d) (Capitalization, Etc.) of the Merger Agreement must be accurate in all respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of such time, except where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to CinCor, Parent and their affiliates, individually or in the aggregate, that is more than $5,000,000, it being understood that, for purposes of determining such accuracy, the accuracy of those representations and warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this bullet) only as of such date; and

•
the representations and warranties of CinCor as set forth in the Merger Agreement (other than those referred to in the preceding three bullets) must be accurate in all respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies shall be disregarded if such inaccuracies do not constitute, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (it being understood that, for purposes of determining such accuracy, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded (except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this bullet) only as of such date);

•
CinCor must have performed or complied with, in all material respects, all of the covenants and agreements of the Merger Agreement required to be performed and complied with by it at or prior to the Offer Acceptance Time;

•
Parent and Purchaser must have received a certificate, validly executed for and on behalf of CinCor and in its name by CinCor’s Chief Executive Officer or Chief Financial Officer, certifying that the conditions set forth in the second through sixth bullets above and the tenth bullet below have been duly satisfied;

•
any waiting period (and any extension thereof, including under any agreement between a party and a governmental authority agreeing not to consummate the Merger prior to a certain date, if consented to by the other party in accordance with the Merger Agreement) applicable to the Offer under the HSR Act shall have expired or been earlier terminated;

•
there not having (i) been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer and the Merger, (ii) been any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer and the Merger by any governmental authority which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or (iii) any pending legal proceeding by any governmental body seeking certain remedies or restrictions on the ability of Parent to own or operate CinCor, its businesses or assets (each of the conditions in the eighth bullet above and this bullet, as such condition relates to the HSR Act, the “Regulatory Condition”);

•
since the date of the Merger Agreement, there not having been any Material Adverse Effect; and

•
the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived by Parent in whole or in part at any time or from time to time prior to the Offer Acceptance Time, in each case, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.
16.   Certain Legal Matters; Regulatory Approvals
General.   Based on our examination of publicly available information filed by CinCor with the SEC, other publicly available information concerning CinCor and certain confidential information provided to us by CinCor in connection with the negotiations for the transactions contemplated by the Merger Agreement, we are not aware of any governmental license or regulatory permit that appears to be material to CinCor’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CinCor’s business or that certain parts of CinCor’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Time without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition. See Section 15 — “Conditions of the Offer.”
Antitrust Compliance
Compliance with the HSR Act.   Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act.
Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on the date that is 30 days after such filing, except that if the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the initial 30-day waiting period. Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of CinCor, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 30th day after Purchaser’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or CinCor to divest businesses or assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.
Based upon an examination of publicly available information and other information relating to the businesses in which CinCor is engaged, Parent does not believe that either the purchase of Shares by Purchaser pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws. Nevertheless, Parent cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”
State Takeover Laws
CinCor is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The CinCor Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement.
CinCor conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”
Going Private Transactions
The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of CinCor for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.
Stockholder Approval Not Required
Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of CinCor stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and CinCor will take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of CinCor stockholders, as provided in Section 251(h) of the DGCL.
17.   Appraisal Rights
No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and the Merger are consummated, the holders of Shares who: (i) did not tender their Shares pursuant to the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares in accordance with Section 262, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.
In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.
Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL or information directing the holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice by CinCor to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.
As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9, deliver to CinCor a written demand for appraisal of Shares held, which demand must reasonably inform CinCor of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer; and

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.
The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.
18.   Fees and Expenses
Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC, to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
None of AstraZeneca, Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
19.   Miscellaneous
The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of AstraZeneca, Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of AstraZeneca, Parent, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.
Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, CinCor has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the CinCor Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 — “Certain Information Concerning CinCor” above.
Cinnamon Acquisition, Inc.
January 23, 2023

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF ASTRAZENECA
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of AstraZeneca are set forth below. If no business address is given, the director’s or executive officer’s business address is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom. Directors of AstraZeneca are identified by an asterisk.
Name	Citizenship	Principal Occupation or Employment and 5-Year Employment History
Leif Johansson*	Sweden	Leif Johansson has served as Non-Executive Chairman of the Board of AstraZeneca from 2012 to present and Chairman of LM Ericsson from 2011 to 2018.
Pascal Soriot*	France and Australia	Pascal Soriot has served as Executive Director and Chief Executive Officer of AstraZeneca from 2012 to present.
Aradhana Sarin*	United States	Aradhana Sarin has served as Executive Director and Chief Financial Officer of AstraZeneca from 2021 to present and previously served as Alexion Pharmaceuticals, Inc.’s Chief Financial Officer from 2019 to 2021 and Chief Strategy and Business Officer from 2017 to 2019.
Philip Broadley*	United Kingdom	Philip Broadley has served as Senior Independent Non-Executive Director of AstraZeneca from 2021 to present, and Director of AstraZeneca from 2017 to 2021. He has also served as Chairman of Governors of Eastbourne College from 2017 to present, and until 2019 was a member of the Oxford University Audit Committee.
Euan Ashley*	United States	Euan Ashley has served as Non-Executive Director of AstraZeneca from 2020 to present and is the Associate Dean, Professor of Biomedical Data Science and Professor of Cardiovascular Medicine and Genetics at Stanford University, 300 Pasteur Dr., Stanford, CA 94305, where he has worked since 2010 in various roles.
Michel Demaré*	United Kingdom and Switzerland	Michel Demaré has served as Non-Executive Director of AstraZeneca from 2019 to present. He is also a Non-Executive Director of Vodafone Group Plc and Louis Dreyfus Int’l Holdings BV, Chairman of IMD Business School and Chairman of Nomoko AG, and previously served as Vice-Chairman of UBS Group AG from 2010 to 2019.
Deborah DiSanzo*	United States	Deborah DiSanzo has served as Non-Executive Director of AstraZeneca from 2017 to present and has been President of Best Buy Health for Best Buy Co. Inc., 7601 Penn Ave S., Richfield, MN 55423, from 2020 to present. Prior to that, she was the General Manager of IBM Watson Health from 2015 to 2018.
Diana Layfield*	United Kingdom	Diana Layfield has served as Non-Executive Director of AstraZeneca from 2020 to present and also serves as General Manager, International Search at Google, 1-13 St Giles High St, London WC2H 8AG, United Kingdom, from 2022 to present, following other roles at Google prior to that, including Vice President, Next Billion Users at Google from 2016 to 2022.
Sheri McCoy*	United States	Sheri McCoy has served as Non-Executive Director of

Name	Citizenship	Principal Occupation or Employment and 5-Year Employment History
AstraZeneca from 2017 to present and previously served as Chief Executive Officer and Director of Avon Products, Inc. from 2012 to 2018.
Tony Mok*	Canada	Tony Mok has served as Non-Executive Director of AstraZeneca from 2019 to present and is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong, Central Ave, Hong Kong, which he joined in 1996.
Nazneen Rahman*	United Kingdom	Nazneen Rahman has served as Non-Executive Director of AstraZeneca from 2017 to present, previously served as Head of Cancer Genetics at the Royal Marsden NHS Foundation Trust until 2018 and is the founder and Chief Executive Officer of YewMaker, Unit 3, Upp Hall Farm, Salmons Lane, Coggeshall, Colchester, United Kingdom, CO6 1RY, since 2020.
Andreas Rummelt*	Switzerland	Andreas Rummelt has served as Non-Executive Director of AstraZeneca from 2021 to present, and has been the Chairman and Managing Partner of InterPharmaLink AG, Münchensteinerstrasse 41, 4052 Basel, Switzerland from 2011 to present.
Marcus Wallenberg*	Sweden	Marcus Wallenberg has served as Non-Executive Director of AstraZeneca from 1999 to present and is Chair of Skandinaviska Enskilda Banken AB, Kungsträdgårdsgatan 8, 106 40 Stockholm, Sweden, Saab AB and FAM AB.
Pam Cheng	United States	Pam Cheng has served as Executive Vice-President, Operations & Information Technology of AstraZeneca from 2015 to present.
Ruud Dobber	United Kingdom	Ruud Dobber has served as Executive Vice-President, BioPharmaceuticals Business Unit of AstraZeneca from 2021 to present. Prior to that, he was Executive Vice-President, North America of AstraZeneca from 2016 to 2021.
Marc Dunoyer	France	Marc Dunoyer served as Chief Executive Officer of Alexion Pharmaceuticals Inc., AstraZeneca’s Rare Disease group, from 2021 to present and previously served as an Executive Director and AstraZeneca’s Chief Financial Officer from 2013 to 2021.
David Fredrickson	United States	David Fredrickson has served as Executive Vice-President, Oncology Business Unit of AstraZeneca since 2017.
Susan Galbraith	United Kingdom	Susan Galbraith has served as Executive Vice-President, Oncology R&D of AstraZeneca since 2021, previously serving in other roles at AstraZeneca after joining in 2010, including as Senior Vice-President and Head of Research and Early Development, Oncology R&D from 2018 to 2020.
Menelas Pangalos	United Kingdom	Menelas Pangalos has served as Executive Vice-President, BioPharmaceuticals R&D of AstraZeneca from 2019 to present, previously serving in other roles at AstraZeneca after joining in 2010, including as Executive Vice-President, Innovative Medicines and Early Development Biotech Unit and Global Business Development.

Name	Citizenship	Principal Occupation or Employment and 5-Year Employment History
Jeff Pott	United States	Jeff Pott has served as General Counsel of AstraZeneca since 2009, and was also appointed Chief Human Resources Officer of AstraZeneca in 2021 and Chief Compliance Officer of AstraZeneca in 2023.
Iskra Reic	United States	Iskra Reic has served as Executive Vice President, Vaccines and Immune Therapies of AstraZeneca since 2021. Prior to that, she held various roles at AstraZeneca, including as Executive Vice-President, Europe in 2017 and the later expansion of that role to Europe and Canada in 2019.
Leon Wang	China	Leon Wang has served as Executive Vice President, International and China President from 2017 to present.

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Directors of Parent are identified by an asterisk.
All of the persons listed below have a business address of 1800 Concord Pike, Wilmington, Delaware 19850 and are citizens of the United States of America.
Name	Principal Occupation or Employment and 5-Year Employment History
David E. White*	David E. White joined a predecessor company of AstraZeneca in 1974 and has Treasury oversight responsibilities for AstraZeneca’s operating companies in North America. He serves as Treasurer of AstraZeneca Pharmaceuticals LP, Alexion Pharmaceuticals, Inc. and AstraZeneca Canada Inc.
Keith Burns	Keith Burns has served as Director of U.S. Tax Operations at AstraZeneca Pharmaceuticals LP from 2015 to present.
Kevin Durning*	Kevin Durning has served as U.S. Chief Financial Officer and Vice President, Finance (Interim) of AstraZeneca Pharmaceuticals LP from 2022 to present, and previously served in various roles at AstraZeneca Pharmaceuticals LP, including as Head of Business Planning and Analysis from 2021 to 2022 and U.S. Controller, Head of North America Finance Services, from 2018 to 2021.
Richard Kenny	Richard Kenny has served as Senior Director, Corporate Legal at AstraZeneca Pharmaceuticals LP since 2019. Mr. Kenny previously served as Assistant General Counsel of AstraZeneca Pharmaceuticals LP, and joined its predecessor company in 1993.
Theresa Rogler	Theresa Rogler has served as Senior Tax Manager, U.S. Tax Operations of AstraZeneca Pharmaceuticals LP from 2019 to present, and in various manager roles from 2009 to 2019.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. Directors of Purchaser are identified by an asterisk.
All of the persons listed below have a business address of 1800 Concord Pike, Wilmington, Delaware 19850 (other than Michael Elloian and Stephen LaRosa, who have a business address of 121 Seaport Boulevard, Boston, MA 02210) and are citizens of the United States of America.
Name	Principal Occupation or Employment and 5-Year Employment History
David E. White*	David E. White joined a predecessor company of AstraZeneca in 1974 and has Treasury oversight responsibilities for AstraZeneca’s operating companies in North America. He serves as Treasurer of AstraZeneca Pharmaceuticals LP, Alexion Pharmaceuticals, Inc. and AstraZeneca Canada Inc.
Keith Burns	Keith Burns has served as Director of U.S. Tax Operations at AstraZeneca Pharmaceuticals LP from 2015 to present.
Kevin Durning*	Kevin Durning has served as U.S. Chief Financial Officer and Vice President, Finance (Interim) of AstraZeneca Pharmaceuticals LP from 2022 to present, and previously served in various roles at AstraZeneca Pharmaceuticals LP, including as Head of Business Planning and Analysis from 2021 to 2022 and U.S. Controller, Head of North America Finance Services, from 2018 to 2021.
Richard Kenny	Richard Kenny has served as Senior Director, Corporate Legal at AstraZeneca Pharmaceuticals LP since 2019. Mr. Kenny previously served as Assistant General Counsel of AstraZeneca Pharmaceuticals LP, and joined its predecessor company in 1993.
Theresa Rogler	Theresa Rogler has served as Senior Tax Manager, U.S. Tax Operations of AstraZeneca Pharmaceuticals LP from 2019 to present, and in various manager roles from 2009 to 2019.
Michael Elloian	Michael Elloian has served as Vice President, Taxes of Alexion Pharmaceuticals Inc. since 2018 and its Executive Director and Head of Tax from 2017 to 2018.
Stephen LaRosa	Stephen LaRosa has served as Executive Director, U.S. State and Local Tax of Alexion Pharmaceuticals Inc. since 2020, and as its Senior Director, Global Indirect and U.S. State Tax prior to 2020.

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:
The Depositary for the Offer is:
If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	If delivering by express mail or other expedited mail service: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5835
Banks and Brokers may call collect: (212) 750-5833